Exhibit 99.1

UNDERWRITING AGREEMENT

April 3, 2025

Endeavour Silver Corp.

1130 - 609 Granville Street

Vancouver, BC

V7Y 1G5

Attention:	Mr. Dan Dickson
Chief Executive Officer

Dear Mr. Dickson:

BMO Nesbitt Burns Inc. (the “Lead Underwriter”), as lead underwriter and sole bookrunner, TD Securities Inc. and Raymond James Ltd. (together with the Lead Underwriter, the “Underwriters” and each individually, an “Underwriter”), hereby severally, and not jointly and severally, offer to purchase from Endeavour Silver Corp. (the “Corporation”) in the respective percentages set forth in Section 22 hereof, and the Corporation hereby agrees to issue and sell to the Underwriters, upon and subject to the terms hereof, an aggregate of 11,600,000 common shares of the Corporation (the “Firm Shares”) on an underwritten basis at a price of US$3.88 per Firm Share (the “Offering Price”) for aggregate gross proceeds of US$45,008,000.

Upon and subject to the terms and conditions contained herein, the Corporation hereby grants to the Underwriters an option (the “Over-Allotment Option”) to purchase severally, and not jointly nor jointly and severally, in the respective percentages set forth in Section 22 hereof, up to an additional 1,285,000 common shares of the Corporation (the “Additional Shares”) at a price of US$3.88 per Additional Share for the purposes of covering over-allotments and for market stabilization purposes. The Over-Allotment Option may be exercised in accordance with Section 16 hereof. The Firm Shares and the Additional Shares are collectively referred to herein as the “Offered Securities”.

The Underwriters understand that the Corporation has prepared and filed with each of the Canadian Securities Regulators (as defined below) in each of the Canadian Qualifying Jurisdictions (as defined below) the Canadian Base Shelf Prospectus (as defined below) in respect of the issuance, from time to time, of common shares, warrants, subscription receipts, debt securities and units of the Corporation, omitting the Shelf Information (as defined below) in accordance with National Instrument 44-101 – Short Form Prospectus Distributions (“NI 44-101”) and National Instrument 44-102 – Shelf Distributions (“NI 44-102”, and, together with NI 44-101, the “Shelf Procedures”) and that the Corporation has received a Dual Prospectus Receipt (as defined below) for the Canadian Base Shelf Prospectus on June 19, 2023. The term “Canadian Base Shelf Prospectus” means the final short form base shelf prospectus dated June 16, 2023 at the time the Dual Prospectus Receipt was issued with respect thereto in accordance with Canadian Securities Laws (as defined below), including the Shelf Procedures, CSA Staff Notice 44-306 – Blanket Orders Exempting Well-known Seasoned Issuers from Certain Prospectus Requirements (“CSA Staff Notice 44-306”), BC Instrument 44-503 – Exemption from Certain Prospectus Requirements for Canadian Well-known Seasoned Issuers (“BCI 44-503”) and the equivalent blanket orders adopted by the Canadian Securities Regulators (together with CSA Staff Notice 44-306 and BCI 44-503, the “WKSI Blanket Orders”) and includes all Documents Incorporated by Reference (as defined below) therein and the documents otherwise deemed to be a part thereof or included therein pursuant to Canadian Securities Laws. The Corporation has also prepared and filed a preliminary prospectus supplement relating to the Offering (as defined below), which excluded certain Shelf Information, with the Canadian Securities Regulators, in accordance with the Shelf Procedures (including the documents incorporated therein by reference) (the “Canadian Preliminary Prospectus Supplement”).

The Underwriters also understand that the Corporation has also prepared and filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to the Canada/U.S. Multi-Jurisdictional Disclosure System adopted by the SEC (the “MJDS”), a registration statement on Form F-10 (File No. 333-286297) covering the public offering and sale of the securities qualified under Applicable Securities Laws (as defined below) by the Canadian Base Shelf Prospectus, including the Firm Shares, under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and the rules and regulations promulgated thereunder (the “1933 Act Regulations”) (the Canadian Base Shelf Prospectus, together with any documents incorporated therein by reference, any supplements or amendments thereto and with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC, in the form included in such Form F-10, the “U.S. Base Prospectus”). The Canadian Base Shelf Prospectus and the U.S. Base Prospectus are hereinafter collectively sometimes referred to as the “Base Prospectuses”. The Corporation has also prepared and filed with the SEC an Appointment of Agent for Service of Process and Undertaking on Form F-X (the “Form F-X”) at the time of the initial filing of the Registration Statement (as defined below). The Corporation has also prepared and filed with the SEC, in accordance with General Instruction II.L of Form F-10, the Canadian Preliminary Prospectus Supplement, with such deletions therefrom and additions or changes thereto, as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Preliminary Prospectus Supplement”).

In addition, the Underwriters also understand that the Corporation will prepare and file, as promptly as possible and in any event by no later than 5:00 p.m. (E.D.T.) on the date hereof, with the Canadian Securities Regulators, in accordance with the Shelf Procedures, a final prospectus supplement setting forth the Shelf Information (including any documents incorporated therein by reference and any supplements or amendments thereto, the “Canadian Prospectus Supplement”) and with the SEC, within one Business Day following the filing of the Canadian Prospectus Supplement with the Canadian Securities Regulators, in accordance with General Instruction II.L of Form F-10, the Canadian Prospectus Supplement, with such deletions therefrom and additions or changes thereto as are permitted or required by Form F-10 and the applicable rules and regulations of the SEC (the “U.S. Prospectus Supplement”). The information, if any, included in the Canadian Prospectus Supplement that is omitted from the Canadian Base Shelf Prospectus for which a Dual Prospectus Receipt has been obtained, but that is deemed under the Shelf Procedures to be incorporated by reference into the Canadian Base Shelf Prospectus as of the date of the Canadian Prospectus Supplement, is referred to herein as the “Shelf Information”. The U.S. Prospectus Supplement and the Canadian Prospectus Supplement are hereinafter collectively referred to as the “Prospectus Supplements”. The Canadian Preliminary Prospectus Supplement, including all documents incorporated by reference therein, together with the Canadian Base Shelf Prospectus, is hereinafter called the “Canadian Preliminary Prospectus”.

The registration statement on Form F-10, including the U.S. Prospectus (as defined below), each as amended or supplemented, and the exhibits thereto and the documents incorporated by reference therein, in the form in which it became effective, is herein called the “Registration Statement”. The U.S. Preliminary Prospectus Supplement (including the documents incorporated by reference therein), together with the U.S. Base Prospectus, is hereinafter called a “U.S. Preliminary Prospectus”. The U.S. Preliminary Prospectus and the Canadian Preliminary Prospectus are hereinafter collectively sometimes referred to as the “Preliminary Prospectuses”. The term “U.S. Prospectus” shall refer to the U.S. Base Prospectus as supplemented by the U.S. Prospectus Supplement, including, in each case, the documents incorporated by reference therein. Any reference to any amendment or supplement to the Registration Statement or the U.S. Preliminary Prospectus or U.S. Prospectus shall be deemed to refer to and include any documents filed with the SEC after the effective date of the Registration Statement or the date of the U.S. Base Prospectus, as applicable, and which are incorporated by reference in such Registration Statement or the U.S. Preliminary Prospectus or U.S. Prospectus at any time on or prior to the Closing Date (as defined below) (the period from the date hereof through and including the Closing Date, the “Offering Period”). The term “Canadian Prospectus” shall refer to the Canadian Base Shelf Prospectus, as supplemented by the Canadian Prospectus Supplement, including for greater certainty, in each case, the documents incorporated by reference therein. Any amendment to the Canadian Prospectus, and any amended or supplemented prospectus or auxiliary material, information, evidence, return, report, application, statement or document that may be filed by or on behalf of the Corporation under the Canadian Securities Laws at any time on or prior to end of the Offering Period, where such material is deemed to be incorporated by reference into the Canadian Prospectus, is referred to herein collectively as the “Supplementary Material”. Any reference herein to any “amendment” or “supplement” to the U.S. Preliminary Prospectus, the U.S. Base Prospectus, or the U.S. Prospectus shall be deemed to refer to and include (i) the filing of any document with the Canadian Securities Regulators or the SEC after the date of the U.S. Base Prospectus or the U.S. Prospectus, as the case may be, which is incorporated therein by reference or is otherwise deemed to be a part thereof or included therein by the U.S. Securities Act, and (ii) any such document so filed. The U.S. Prospectus and the Canadian Prospectus are hereinafter collectively sometimes referred to as the “Prospectuses”.

The U.S. Preliminary Prospectus, as supplemented by the Issuer Free Writing Prospectuses (as defined below), if any, and the information listed in Schedule E hereto, taken together, are hereinafter referred to collectively as the “Pricing Disclosure Package”. For purposes of this Agreement, the “Applicable Time” is 10:00 a.m. (E.D.T.) on the date of this Agreement.

The Corporation and the Underwriters agree that (i) any offers or sales of the Offered Securities in Canada will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered in compliance with applicable Canadian Securities Laws; and (ii) any offers or sales of the Offered Securities in the United States will be conducted through the Underwriters, or one or more affiliates of the Underwriters, duly registered as a broker-dealer in compliance with applicable U.S. Securities Laws and the requirements of Financial Industry Regulatory Authority, Inc. (“FINRA”).

In consideration of the agreement on the part of the Underwriters to purchase the Offered Securities and in consideration of the services rendered and to be rendered by the Underwriters hereunder, the Corporation agrees to pay to the Lead Underwriter, on behalf of the Underwriters, at the Closing Time (as defined below) and at the Option Closing Time (as hereinafter defined), if any, a cash fee equal to 5.0% of the aggregate gross proceeds of the Offering (the “Underwriting Fee”), the payment of such fee to be reflected by the Underwriters making payment of the gross proceeds of the sale of the Firm Shares or the Additional Shares, as the case may be, to the Corporation less the amount of the Underwriting Fee.

This Agreement shall be subject to the following terms and conditions:

TERMS AND CONDITIONS

Section 1               Interpretation

(1)	Definitions

Where used in this Agreement or in any amendment hereto, the following terms shall have the following meanings, respectively:

“1933 Act Regulations” has the meaning given to it in the fourth paragraph of this Agreement;

“Acquisition” means the acquisition by the Acquisition Purchaser of all of the issued and outstanding shares of the Target from the Acquisition Vendors pursuant to the Share Purchase Agreement;

“Acquisition Agreements” means: (i) the Share Purchase Agreement; and (ii) the copper purchase agreement (as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof) dated as of April 1, 2025 among the Corporation, the Acquisition Purchaser and Versamet Royalties Corporation;

“Acquisition Purchaser” means Kolpa Canada Ltd.;

“Acquisition Vendors” means GR Holding S.A. and Kolparc Canada L.P.;

“Additional Shares” has the meaning given to it in the second paragraph of this Agreement;

“affiliate” has the meaning given to it in the Business Corporations Act (British Columbia);

“Agreement” means the agreement resulting from the acceptance by the Corporation of the offer made by the Underwriters by this underwriting agreement;

“Agreements and Instruments” has the meaning given to it in Section 7(26);

“Applicable Securities Laws” means the Canadian Securities Laws and the U.S. Securities Laws;

“Applicable Time” has the meaning given to it in the seventh paragraph of this Agreement;

“Base Prospectuses” has the meaning given to it in the fourth paragraph of this Agreement;

“BCI 44-503” has the meaning given to it in the third paragraph of this Agreement;

“Business Day” means any day, other than a Saturday or Sunday, on which banks are open for business in Vancouver, British Columbia and New York, New York;

“Canadian Base Shelf Prospectus” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Offering Documents” means each of the Canadian Preliminary Prospectus and the Canadian Prospectus, including the Documents Incorporated by Reference and any Marketing Documents;

“Canadian Preliminary Prospectus” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Preliminary Prospectus Supplement” has the meaning given to it in the third paragraph of this Agreement;

“Canadian Prospectus” has the meaning given to it in the sixth paragraph of this Agreement;

“Canadian Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“Canadian Qualifying Jurisdictions” means each of the provinces of Canada, other than Quebec;

“Canadian Securities Laws” means all applicable securities laws of each of the Canadian Qualifying Jurisdictions, and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in the Canadian Qualifying Jurisdictions including, but not limited to, the WKSI Blanket Orders;

“Canadian Securities Regulators” means the securities regulatory authorities in each of the Canadian Qualifying Jurisdictions;

“CDS” means the CDS Clearing and Depository Services Inc.;

“Closing Date” has the meaning given to it in Section 14;

“Closing Time” has the meaning given to it in Section 14;

“Commission” means the British Columbia Securities Commission;

“Common Shares” means the common shares in the capital of the Corporation;

“Corporation” means Endeavour Silver Corp.;

“CSA Staff Notice 44-306” has the meaning given to it in the third paragraph of this Agreement;

“Defaulting Underwriter” has the meaning given to it in Section 22;

“Distribution” means “distribution” or “distribution to the public” as those terms are defined in the Applicable Securities Laws;

“Documents Incorporated by Reference” means all interim and annual financial statements, management’s discussion and analysis, business acquisition reports, management information circulars, annual information forms, technical reports, material change reports, Marketing Documents and other documents that are or are required by Applicable Securities Laws to be incorporated by reference into the Offering Documents, as applicable;

“Dual Prospectus Receipt” means the receipt issued by the Commission and the Ontario Securities Commission dated June 19, 2023, which is deemed to also be a receipt of the other Canadian Securities Regulators pursuant to Multilateral Instrument 11-102 – Passport System and National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions, for the Canadian Base Shelf Prospectus and any Prospectus Amendment, as the case may be;

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system;

“Employee Plans” has the meaning given to it in Section 7(43);

“Environmental Laws” has the meaning given to it in Section 7(20);

“Financial Statements” means the audited annual financial statements of the Corporation and any unaudited interim financial statements of the Corporation included in the Documents Incorporated by Reference, including the notes to such statements and the related auditors’ report on such statements, as applicable;

“Firm Shares” has the meaning given to it in the first paragraph of this Agreement;

“Foreign Corruption Laws” has the meaning given to it in Section 7(50);

“Form F-X” has the meaning given to it in the fourth paragraph of this Agreement;

“Governmental Licenses” has the meaning given to it in Section 7(21);

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as the same may be amended or supplemented from time to time;

“Indemnified Party” has the meaning given to it in Section 9(1);

“Intellectual Property Rights” has the meaning given to it in Section 7(59);

“Issuer Free Writing Prospectus” means an “issuer free writing prospectus” as defined in Rule 433 under the U.S. Securities Act relating to the Offered Securities that (i) is required to be filed with the SEC by the Corporation, (ii) is a “road show that is a written communication” within the meaning of Rule 433(d)(8)(i) under the U.S. Securities Act whether or not required to be filed with the SEC or (iii) is exempt from filing pursuant to Rule 433(d)(5)(i) under the U.S. Securities Act because it contains a description of the Offered Securities or of the Offering that does not reflect the final terms, in each case in the form filed or required to be filed with the SEC or, if not required to be filed, in the form retained in the Corporation’s records pursuant to Rule 433(g) under the U.S. Securities Act;

“IT Systems and Data” has the meaning given to it in Section 7(58);

“ITA” means the Income Tax Act (Canada), as amended;

“Kolpa Mine” Huachocolpa Uno mine in Peru, which comprises the 116 exploration and exploitation mining concessions, four (4) mining claims and one (1) beneficiation concession (concesión de beneficio), to be acquired by the Corporation pursuant to the Acquisition;

“Lead Underwriter” has the meaning given to it in the first paragraph of this Agreement;

“Marketing Documents” means the marketing materials approved in accordance with Section 3(2);

“marketing materials” has the meaning given to it in NI 41-101;

“Material Adverse Effect” means any event, change, fact or state of being which could reasonably be expected to have a material and adverse effect on the business, affairs, capital, operation, permits, contractual arrangements, assets, management, condition (financial or otherwise), business prospects, financial position, shareholders’ equity, results of operations, liabilities (absolute, accrued, contingent or otherwise) or properties of the Corporation and its consolidated interest in its subsidiaries, taken as a whole;

“material change” means a material change in or relating to the Corporation for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a change in or relating to the business, operations or capital of the Corporation and its subsidiaries taken as a whole that would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation and includes a decision to implement such a change made by the board of directors of the Corporation or by senior management who believe that confirmation of the decision by the board of directors of the Corporation is probable;

“Material Contracts” has the meaning given to it in Section 7(23);

“material fact” means a material fact for the purposes of Applicable Securities Laws or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means a fact that would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation;

“Material Properties” means the Corporation’s interest in the Bolañitos Mines Project, Guanaceví Mines Project, Terronera Project and Pitarrilla Project, and the Corporation’s interest in the Kolpa Mine to be acquired pursuant to the Acquisition, as described in the Offering Documents;

“Materials of Environmental Concern” has the meaning given to it in Section 7(20);

“Mining Claims” has the meaning given to it in Section 7(17);

“misrepresentation” means a misrepresentation for the purposes of the Applicable Securities Laws of an Offering Jurisdiction or any of them, or where undefined under the Applicable Securities Laws of an Offering Jurisdiction means: (i) an untrue statement of a material fact, or (ii) an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made;

“MJDS” has the meaning given to it in the fourth paragraph of this Agreement;

“Money Laundering Laws” has the meaning given to it in Section 7(50);

“NI 43-101” means National Instrument 43-101 – Standards for Disclosure for Mineral Projects;

“NI 44-101” means National Instrument 44-101 – Short Form Prospectus Distributions;

“NI 44-102” means National Instrument 44-102 – Shelf Distributions;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations;

“NYSE” means the New York Stock Exchange, LLC;

“OFAC” has the meaning given to it in Section 7(52);

“Offered Securities” has the meaning given to it in the second paragraph of this Agreement;

“Offering” means the sale of Offered Securities pursuant to this Agreement;

“Offering Documents” means the Canadian Offering Documents and the U.S. Offering Documents;

“Offering Jurisdictions” means the United States and the Canadian Qualifying Jurisdictions;

“Offering Period” has the meaning given to it in the sixth paragraph of this Agreement;

“Offering Price” has the meaning given to it in the first paragraph of this Agreement;

“Option Closing Date” has the meaning given to it in Section 16(1);

“Option Closing Time” has the meaning given to it in Section 16(1);

“Over-Allotment Option” has the meaning given to it in the second paragraph of this Agreement;

“Preliminary Prospectuses” has the meaning given to it in the sixth paragraph of this Agreement;

“Pricing Disclosure Package” has the meaning given to it in the seventh paragraph of this Agreement;

“Principals” has the meaning given to it in Section 7(11);

“Prospectuses” has the meaning given to it in the sixth paragraph of this Agreement;

“Prospectus Amendment” means any amendment to the Prospectuses;

“Prospectus Supplements” has the meaning given to it in the fifth paragraph of this Agreement;

“Purchasers” means, collectively, each of the purchasers of the Offered Securities arranged by the Underwriters pursuant to the Offering;

“Registration Statement” has the meaning given to it in the sixth paragraph of this Agreement;

“Repayment Event” has the meaning given to it in Section 7(26);

“SEC” has the meaning given to it in the fourth paragraph of this Agreement;

“SEDAR+” means the System for Electronic Data Analysis and Retrieval+;

“Selling Firm” has the meaning given to it in Section 2(1);

“Share Purchase Agreement” means the share purchase agreement (as amended, supplemented or otherwise modified from time to time in accordance with the terms thereof) dated as of April 1, 2025 among the Corporation, the Acquisition Purchaser and the Acquisition Vendors, in respect of the Acquisition;

“Shelf Information” has the meaning given to it in the fifth paragraph of this Agreement;

“Shelf Procedures” has the meaning given to it in the third paragraph of this Agreement;

“Subsidiaries” means Endeavour Gold Corporation, S.A. de C.V.; EDR Silver de Mexico S.A. de C.V., SOFOM ENR; Minera Plata Adelante S.A. de C.V.; Minera Santa Cruz y Garibaldi S.A. de C.V.; Refinadora Plata Guanaceví, S.A. de C.V.; Metalúrgica Guanaceví S.A de C.V.; Mina Bolañitos S.A. de C.V.; Compañía Minera del Cubo, S.A. de C.V.; Minas Lupycal, S.A. de C.V.; Metales Intearmericanos, S.A. de C.V.; Terronera Precious Metals S.A. de C.V.; Minera Pitarrilla S.A. de C.V.; Guanaceví Mining Services S.A. de C.V.; Rescursos Humanos Guanaceví, S.A. de C.V.; Servicios Administrativos Varal, S.A. de C.V.; Recursos Villalpando, S.A. de C.V.; Minera Plata Carina S.P.A.; Endeavour USA Holdings; Endeavour USA Corp.; MXRT Holdings Ltd.; and Endeavour Management Corp. and “Subsidiary” means any one of them;

“Supplementary Material” has the meaning given to it in the sixth paragraph of this Agreement;

“Target” means Compañía Minera Kolpa S.A.

“template version” has the meaning ascribed to such term in NI 41-101 and includes any revised template version of marketing materials as contemplated by NI 41-101;

“TSX” means the Toronto Stock Exchange;

“U.S. Base Prospectus” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Offering Documents” means the Registration Statement, the U.S. Preliminary Prospectus, the U.S. Prospectus and the Pricing Disclosure Package;

“U.S. Preliminary Prospectus” has the meaning given to it in the sixth paragraph of this Agreement;

“U.S. Preliminary Prospectus Supplement” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Prospectus” has the meaning given to it in the sixth paragraph of this Agreement;

“U.S. Prospectus Supplement” has the meaning given to it in the fifth paragraph of this Agreement;

“U.S. Securities Act” has the meaning given to it in the fourth paragraph of this Agreement;

“U.S. Securities Laws” means all applicable United States securities laws, including, without limitation, the U.S. Securities Act, the U.S. Exchange Act and the rules and regulations promulgated thereunder, any applicable state securities laws and any applicable federal or state laws, rules or regulations related to the registration or regulation of broker-dealers;

“Underwriters” has the meaning given to it in the first paragraph of this Agreement;

“Underwriting Fee” has the meaning given to it in the ninth paragraph of this Agreement;

“Underwriters’ Expenses” has the meaning given to it in Section 17;

“United States” means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

“WKSI Blanket Orders” has the meaning given to it in the third paragraph of this Agreement.

(2)	Capitalized terms used but not defined herein have the meanings ascribed to them in the Canadian Preliminary Prospectus.

(3)	Any reference in this Agreement to a Section or Subsection shall refer to a section or subsection of this Agreement.

(4)	All words and personal pronouns relating thereto shall be read and construed as the number and gender of the party or parties referred to in each case required and the verb shall be construed as agreeing with the required word and/or pronoun.

(5)	Any reference in this Agreement to “$” or to “dollars” shall refer to the lawful currency of Canada, unless otherwise specified.

(6)	The following are the schedules to this Agreement, which schedules are deemed to be a part hereof and are hereby incorporated by reference herein:

Schedule “A” –	List of Subsidiaries
Schedule “B” –	Matters to be Addressed in the Corporation’s Canadian Counsel Opinion
Schedule “C” –	Form of Opinion to be Provided by Corporation’s U.S. Counsel
Schedule “D” –	Form of Lock-Up Agreement
Schedule “E” –	Pricing Terms Included in the Pricing Disclosure Package

Section 2               Distribution of the Offered Securities

(1)	Each Underwriter shall be permitted to appoint additional investment dealers or brokers (each, a “Selling Firm”) as its agents in the Offering and each such Underwriter may determine the remuneration payable to such Selling Firm. The Underwriters may offer the Offered Securities, directly and through Selling Firms or any affiliate of an Underwriter, in the Offering Jurisdictions for sale to the public only in accordance with Applicable Securities Laws and in any jurisdiction outside of the Offering Jurisdictions (subject to Section 6 hereof) to purchasers permitted to purchase the Offered Securities only in accordance with Applicable Securities Laws and applicable securities laws in such jurisdiction, and upon the terms and conditions set forth in the Offering Documents and in this Agreement. Each Underwriter shall require any Selling Firm appointed by such Underwriter to agree to the foregoing and such Underwriter shall be severally responsible for the compliance by such Selling Firm with the provisions of this Agreement.

(2)	The Lead Underwriter, on behalf of the Underwriters, shall promptly notify the Corporation when, in its opinion, the Distribution of the Offered Securities has ceased and will provide to the Corporation, as soon as practicable thereafter, a breakdown of the number of Offered Securities distributed in each of the Offering Jurisdictions where such breakdown is required for the purpose of calculating fees payable to the Canadian Securities Regulators and, as applicable, in the United States.

(3)	The Underwriters shall not, in connection with the services provided hereunder, make any representations or warranties with respect to the Corporation or its securities, other than as set forth in the Offering Documents or in any Issuer Free Writing Prospectus.

(4)	Notwithstanding the foregoing provisions of this Section 2, no Underwriter will be liable to the Corporation under this Section 2 with respect to a default by another Underwriter or another Underwriter’s duly registered broker-dealer affiliate in the United States or any Selling Firm, as the case may be.

(5)	The Underwriters acknowledge that the Corporation is not taking any steps to qualify the Offered Securities for Distribution or register the Offered Securities or the Distribution thereof with any securities authority outside of the Offering Jurisdictions.

Section 3              Preparation of Prospectus; Marketing Materials; Due Diligence

(1)	During the period of the Distribution of the Offered Securities, the Corporation shall co-operate in all respects with the Underwriters to allow and assist the Underwriters to participate fully in the preparation of, and allow the Underwriters to approve the form and content of, the Prospectus Supplements and any Issuer Free Writing Prospectus and shall allow the Underwriters to conduct all “due diligence” investigations which the Underwriters may reasonably require to fulfil the Underwriters’ obligations under Applicable Securities Laws as underwriters and, in the case of the Supplementary Material, to enable the Underwriters to execute any certificate required to be executed by the Underwriters.

(2)	Without limiting the generality of clause (1) above, during the Distribution of the Offered Securities:

(a)	subject to Section 7(57), the Corporation shall prepare, in consultation with the Lead Underwriter, and shall approve in writing, prior to the time that any such marketing materials are provided to potential Purchasers, a template version of any marketing materials reasonably requested to be provided by the Underwriters to any such potential Purchasers, and such marketing materials shall comply with Applicable Securities Laws and shall be acceptable in form and substance to the Underwriters and their counsel, acting reasonably;

(b)	the Lead Underwriter, on behalf of the Underwriters, shall approve a template version of any such marketing materials in writing prior to the time that such marketing materials are provided to potential Purchasers;

(c)	the Corporation shall file a template version of any such marketing materials on SEDAR+ as soon as reasonably practical after such marketing materials are so approved in writing by the Corporation and the Lead Underwriter and in any event on or before the day the marketing materials are first provided to any potential Purchaser, and any comparables shall be removed from the template version in accordance with NI 44-101 prior to filing such on SEDAR+ (provided that if any such comparables are removed, the Corporation shall deliver a complete template version of any such marketing materials to the Commission), and the Corporation shall provide a copy of such filed template version to the Underwriters as soon as practicable following such filing; and

(d)	following the approvals and filings set forth in Section 3(2)(a) to (c) above, the Underwriters may provide a limited use version of such marketing materials to potential Purchasers in accordance with Applicable Securities Laws.

(3)	The Corporation and each Underwriter, on a several basis, covenants and agrees not to provide any potential Purchaser with any marketing materials except for marketing materials which have been approved as contemplated in Section 3(2).

Section 4              Material Changes

(1)	During the period from the date of this Agreement to the completion of the Distribution of the Offered Securities the Corporation covenants and agrees with the Underwriters that it shall promptly notify the Underwriters in writing of:

(a)	any material change (actual, anticipated, contemplated or threatened) in or relating to the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or ownership of the Corporation and its subsidiaries taken as a whole, including any such matters relating to the Acquisition or the Target;

(b)	any material fact which has arisen or been discovered and would have been required to have been stated in any of the Offering Documents or any Issuer Free Writing Prospectus had the fact arisen or been discovered on or prior to the date of such document;

(c)	any change in any material fact (which for purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Canadian Offering Documents, as they exist immediately prior to such change, which fact or change is, or may reasonably be expected to be, of such a nature as to render any statement in such Canadian Offering Documents, as they exist taken together in their entirety immediately prior to such change, misleading or untrue in any material respect or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, containing a misrepresentation or which would result in the Canadian Offering Documents, as they exist immediately prior to such change, not complying with the laws of any Canadian Qualifying Jurisdiction in which the Offered Securities are to be offered for sale or which change would reasonably be expected to have a significant effect on the market price or value of any securities of the Corporation; or

(d)	the occurrence of any event as a result of which (i) the Registration Statement, as amended immediately prior to such occurrence, would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (ii) the U.S. Preliminary Prospectus, the U.S. Prospectus, the Pricing Disclosure Package or any Issuer Free Writing Prospectus, in each case as then amended or supplemented (in the case of the Pricing Disclosure Package, as of the Applicable Time), would include any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances in which they are made, not misleading.

(2)	The Underwriters agree, and will require each Selling Firm to agree, to cease the Distribution of the Offered Securities upon the Underwriter receiving written notification of any change or material fact with respect to any Offering Document contemplated by this Section 4 and to not recommence the Distribution of the Offered Securities until Supplementary Materials disclosing such change are filed in such Offering Jurisdiction.

(3)	The Corporation shall promptly comply with all applicable filing and other requirements under Applicable Securities Laws whether as a result of such change, material fact or otherwise; provided that the Corporation shall not file any Supplementary Material or other document without first providing the Underwriters with a copy of such Supplementary Material or other document and consulting with the Underwriters with respect to the form and content thereof.

(4)	If during the Distribution of the Offered Securities there is any change in any Applicable Securities Laws, which results in a requirement to file Supplementary Material, the Corporation shall subject to the proviso in clause (2) above, make any such filing under Applicable Securities Laws as soon as possible.

(5)	The Corporation shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this Section 4.

(6)	During the period of Distribution of the Offered Securities, the Corporation will promptly advise the Underwriters:

(a)	of any amendment to the Acquisition Agreements or waiver of any term, provision or condition thereof that is materially adverse to the Corporation;

(b)	if it becomes aware that any of the representations and warranties of any party to the Acquisition Agreements cease to be true and correct in any material respect or if the Corporation becomes aware that there is any change of any material fact or event which is, or may become of such a nature as to, render any such representations and warranties or any material information provided to the Underwriters in respect of the Acquisition, untrue, false or misleading in any material respect; and

(c)	if any of the Acquisition Agreements are terminated, or the Corporation determines it will not be proceeding with the Acquisition.

Section 5               Deliveries to the Underwriters

(1)	The Corporation will provide the Underwriters with access to or cause to be delivered to the Underwriters, without charge and at those delivery points as the Underwriters may reasonably request:

(a)	copies of the Canadian Preliminary Prospectus, the Canadian Prospectus and any Marketing Documents duly signed as required by the laws of all of the Canadian Qualifying Jurisdictions;

(b)	copies of the Registration Statement, signed as required by the U.S. Securities Act and the 1933 Act Regulations and any documents included as exhibits to any such registration statement;

(c)	copies of any Supplementary Material required to be filed under Section 4 hereof duly signed as required by the laws of all of the Canadian Qualifying Jurisdictions; and

(d)	any amendments or supplements to the Registration Statement or the U.S. Prospectus required to be filed under Section 4 hereof, signed as required by the U.S. Securities Act and the rules and regulations of the SEC thereunder and any documents included as exhibits to the Registration Statement;

provided, that with respect to (i) clauses (a) and (c) of this Section 5(1) if the documents are available on SEDAR+, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1); and (ii) clauses (b) and (d) of this Section 5(1), if the documents are available on EDGAR, they shall be deemed to have been delivered to the Underwriters as required by this Section 5(1).

(2)	If requested by the Underwriters, the Corporation shall forthwith cause to be delivered to the Underwriters in such cities in the Offering Jurisdictions as they may reasonably request, without charge, such numbers of commercial copies of the Preliminary Prospectuses and the Prospectuses, excluding in each case the Documents Incorporated by Reference, as the Underwriters shall reasonably require. If requested by the Underwriters, the Corporation shall similarly cause to be delivered to the Underwriters commercial copies of any Supplementary Material, excluding in each case the Documents Incorporated by Reference. The Corporation agrees that such deliveries shall be effected as soon as possible and, in any event, (i) in Toronto and New York not later than 12:00 p.m. (E.D.T.) on April 7, 2025, and in all other cities by 12:00 p.m. (local time), on the next Business Day, provided that the Underwriters have given the Corporation written instructions as to the number of copies required and the places to which such copies are to be delivered not less than 24 hours prior to the time requested for delivery. Such delivery shall also confirm that the Corporation consents to the use by the Underwriters and Selling Firms of the Offering Documents in connection with the Distribution of the Offered Securities in compliance with the provisions of this Agreement.

(3)	By the act of having delivered the Offering Documents to the Underwriters (or in the case of the Pricing Disclosure Package, having conveyed such information to prospective investors), the Corporation shall have represented and warranted to the Underwriters that all information and statements (except information and statements relating solely to the Underwriters) contained in such documents, at the respective dates of initial delivery thereof (or as of the Applicable Time in the case of the Pricing Disclosure Package), comply with the Applicable Securities Laws and are true and correct in all material respects, and that such documents, at such dates, contain no misrepresentation or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading and constitute full, true and plain disclosure of all material facts relating to the Corporation and the Offering as required by the Applicable Securities Laws.

(4)	The Corporation shall also deliver or cause to be delivered to the Underwriters, concurrently with the execution of this Agreement, a “long form” comfort letter of KPMG LLP, in form and substance satisfactory to the Underwriters, acting reasonably, addressed to the Underwriters and the directors of the Corporation, with respect to certain financial and accounting information relating to the Corporation and its Subsidiaries and affiliates contained in the Offering Documents, which letter shall be in addition to the auditors’ report incorporated by reference in the Prospectuses.

Section 6               Regulatory Approvals

The Corporation will make all necessary filings, obtain all necessary consents and approvals (if any) and pay all filing fees required to be paid by the Corporation in connection with the transactions contemplated by this Agreement. The Corporation will qualify the Offered Securities for offering and sale under the Applicable Securities Laws of the Offering Jurisdictions and in such other jurisdictions as the Underwriters may designate and maintain such qualifications in effect for so long as required for the Distribution of the Offered Securities; provided, however, that (i) the Corporation shall not be obligated to make any material filing, file any prospectus, registration statement or similar document, consent to service of process, or qualify as a foreign corporation or as a dealer in securities in any of such other jurisdictions, or subject itself to taxation in respect of doing business in any of such other jurisdictions in which it is not otherwise so subject, or become subject to any additional periodic reporting or continuous disclosure obligations in such other jurisdictions, and (ii) the Underwriters and the Selling Firms shall comply with the applicable laws in any such designated jurisdiction in making offers and sales of Offered Securities therein.

Section 7               Representations and Warranties of the Corporation

The Corporation represents and warrants to each of the Underwriters and acknowledges that the Underwriters are relying on such representations and warranties in entering into this Agreement. The representations and warranties of the Corporation contained in this Agreement shall be true as of the date hereof, the Closing Time and Option Closing Time, if applicable, and shall survive the completion of the transactions contemplated under this Agreement and remain in full force and effect thereafter for the benefit of the Underwriters.

(1)	Good Standing of the Corporation. The Corporation is a corporation existing under the laws of British Columbia, is current and up-to-date with all material filings required to be made, and has the corporate power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it, in each case as described in the Pricing Disclosure Package and the Prospectuses, and to enter into, deliver and perform its obligations under this Agreement, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business;

(2)	Good Standing of Subsidiaries. Schedule “A” hereto lists the Corporation’s direct and indirect Subsidiaries other than the Acquisition Purchaser, their jurisdictions of incorporation and percentage owned by the Corporation directly, indirectly or beneficially, and is true, complete and accurate in all respects. Each of the Subsidiaries and the Acquisition Purchaser, is current and up-to-date with all material filings required to be made and has the requisite corporate power and capacity to own, lease and operate its properties and to conduct its business as is now carried on by it or proposed to be carried on by it, in each case as described in the Pricing Disclosure Package and the Prospectuses, and is duly qualified to transact business and is in good standing in each jurisdiction in which such qualification is required, whether by reason of the ownership or leasing of property or the conduct of business. All of the issued and outstanding shares in the capital of each Subsidiary and the Acquisition Purchaser have been duly authorized and validly issued, are fully paid and are, except as set forth in the Pricing Disclosure Package and the Prospectuses, directly or indirectly beneficially wholly-owned by the Corporation, free and clear of any liens; and none of the outstanding shares of the capital stock of any Subsidiary or the Acquisition Purchaser was issued in violation of the pre-emptive or similar rights of any security holder of such Subsidiary or the Acquisition Purchaser. Except as disclosed in the Pricing Disclosure Package and the Prospectuses, there exist no options, warrants, purchase rights, or other contracts or commitments that could require the Corporation to sell, transfer or otherwise dispose of any capital stock of any Subsidiary or the Acquisition Purchaser. No act or proceeding has been taken by or against any Subsidiary or the Acquisition Purchaser in connection with its liquidation, winding-up or bankruptcy. The Corporation does not own or control, directly or indirectly, any material corporation, association or other entity other than as set forth in Schedule “A” hereto;

(3)	Authorized and Issued Capital. The authorized capital of the Corporation consists of an unlimited number of Common Shares without par value of which 262,323,863 Common Shares were issued and outstanding as of April 2, 2025 as fully paid and non-assessable shares in the capital of the Corporation;

(4)	Listing Matters. The Common Shares are listed and posted for trading on the TSX and NYSE, the Corporation is not in default of its listing requirements on the TSX and NYSE and the Corporation has applied, or will apply, to list the Offered Securities on the TSX and NYSE;

(5)	Offered Securities Valid. The Offered Securities have been duly authorized for issuance and sale to the Underwriters pursuant to this Agreement and, when issued and delivered by the Corporation pursuant to this Agreement, against payment of the consideration set forth herein, will be validly issued as fully paid and non-assessable Common Shares. The Offered Securities, upon issuance, will not be issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Corporation;

(6)	Offered Securities Qualified Investments. The Offered Securities will, at the time they are issued, be qualified investments under the ITA for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, tax-free savings accounts, first home savings accounts, and registered disability savings plans (each as defined in the ITA), subject to the specific provisions of any such plan, provided for greater certainty, that no representation is made as to whether the Offered Securities will be “prohibited investments” for any such trust;

(7)	Transfer Agent. Computershare Investor Services Inc. at its offices in Vancouver, British Columbia and Toronto, Ontario has been duly appointed as the registrar and the transfer agent for the Common Shares;

(8)	Absence of Rights. The capital of the Corporation conforms in all material respects to the description thereof contained in the Prospectuses and Pricing Disclosure Package. All of the issued and outstanding Common Shares have been duly authorized and validly issued, are fully paid and non-assessable and have been issued in compliance with applicable corporate securities laws. None of the outstanding Common Shares were issued in violation of any preemptive rights, rights of first refusal or other similar rights to subscribe for or purchase securities of the Corporation. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any share capital of the Corporation or any of its Subsidiaries other than those accurately described in all material respects in the Prospectuses. The description of the Corporation’s stock option, stock bonus and other stock plans or arrangements, and the options or other rights granted thereunder, set forth in the Prospectuses accurately and fairly presents in all material respects the information required to be shown with respect to such plans, arrangements, options and rights;

(9)	Continuous Disclosure. The Corporation is in compliance in all material respects with its timely disclosure obligations under Applicable Securities Laws and the rules and regulations of the TSX and the NYSE and, without limiting the generality of the foregoing, there has not occurred an adverse material change, financial or otherwise, in the assets, liabilities (contingent or otherwise), business, financial condition, capital or prospects of the Corporation and the Subsidiaries (taken as a whole) since December 31, 2024, which has not been publicly disclosed on a non-confidential basis; the information and statements in the Documents Incorporated by Reference were true and correct in all material respects at the time such documents were filed on SEDAR+ and contained no misrepresentation as of the respective dates of such information and statements; the Documents Incorporated by Reference conformed in all material respects to Canadian Securities Laws at the time such documents were filed on SEDAR+; and the Corporation has not filed any confidential material change reports which remain confidential as at the date hereof;

(10)	Financial Statements. The Financial Statements:

(a)	present fairly, in all material respects, the financial position of the Corporation on a consolidated basis and the statements of loss and comprehensive loss, changes in equity, and cash flow on a consolidated basis for the periods specified in such Financial Statements;

(b)	have been prepared in conformity with IFRS, applied on a consistent basis throughout the periods involved unless otherwise disclosed therein; and

(c)	do not contain any misrepresentation, with respect to the period covered by the Financial Statements;

(11)	Financial Books and Records. The books and records of the Corporation and the Subsidiaries disclose all of their material financial transactions and such transactions have been fairly and accurately recorded in all material respects; and except as disclosed in the Pricing Disclosure Package and the Prospectuses:

(a)	the Corporation and the Subsidiaries are not indebted to any of their respective directors or officers (collectively the “Principals”), other than on account of director’s fees or expenses accrued but not paid, or to any of their respective shareholders, past directors, past officers, employees (past or present) or any person not dealing at “arm’s length” (as such term is used in the ITA) with any such foregoing persons;

(b)	none of the Principals or shareholders of the Corporation is indebted to the Corporation, on any account whatsoever; and

(c)	the Corporation and its subsidiaries have not guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person, firm or corporation of any kind whatsoever;

(12)	Accounting Policies. There has been no material change in accounting policies or practices of the Corporation or its subsidiaries since December 31, 2024, except as has been disclosed in the Pricing Disclosure Package and the Prospectuses;

(13)	Liabilities. Other than as disclosed in the Pricing Disclosure Package and the Prospectuses, neither the Corporation nor any of the Subsidiaries has or, upon closing of the Acquisition, will have, any material liabilities, obligations, indebtedness or commitments, whether accrued, absolute, contingent or otherwise, which are not disclosed or referred to in the Financial Statements, other than liabilities, obligations, or indebtedness or commitments incurred in the normal course of business;

(14)	Independent Accountants. The accountants who reported on and certified the audited Financial Statements for the fiscal year ended December 31, 2024 are independent with respect to the Corporation within the meaning of Applicable Securities Laws and the applicable rules and regulations adopted by Public Company Oversight Board (United States);

(15)	Assets. The Corporation and its Subsidiaries, as the case may be, have the right in respect of all assets described in the Pricing Disclosure Package and the Prospectuses as owned by them or over which they have rights free and clear of liens save and except as otherwise disclosed in the Pricing Disclosure Package and the Prospectuses;

(16)	Compliance, Generally. The Corporation and each of its subsidiaries has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules and regulations of each jurisdiction in which its business is carried on and assets are owned, leased or operated;

(17)	Mining Claims. All interests of the Corporation or its Subsidiaries in material mining claims, concessions, mining leases, exploitation or extraction rights or other property interests or rights or similar rights (“Mining Claims”) are completely and accurately described in all material respects in the Pricing Disclosure Package and the Prospectuses and are in good standing, are valid and enforceable, are free and clear of any material liens or charges, and no royalty is payable in respect of any of them, except as disclosed in the Pricing Disclosure Package and the Prospectuses; there are no expropriations or similar proceedings or challenges to title or ownership, actual or threatened, of which the Corporation is aware or has received notice against the Mining Claims or any part thereof. Except as disclosed in the Pricing Disclosure Package and the Prospectuses, no other property rights are necessary for the conduct of the Corporation’s or the Subsidiaries’ business as presently conducted, and there are no material restrictions on the ability of the Corporation or the Subsidiaries to use, transfer or otherwise exploit any such property rights except as required by applicable law. The Corporation has no reason to believe that it will not be able to obtain or acquire such property rights as may be necessary to develop and operate its existing projects. The Mining Claims held by the Corporation or the Subsidiaries cover the properties required by the Corporation for such purposes described in the Pricing Disclosure Package and the Prospectuses;

(18)	Technical Compliance. The Corporation has complied with the requirements of NI 43-101 in all material respects, including, but not limited to, the preparation and filing of technical reports and each of the technical reports filed with respect to the Material Properties accurately and completely sets forth all material facts relating to the properties that are subject thereto as at the date of such report and there have been no material changes to such information other than as disclosed in the Pricing Disclosure Package and the Prospectuses;

(19)	Mineral Information. The information set forth in the Pricing Disclosure Package and the Prospectuses relating to the estimates of the mineral resources of the Material Properties has been prepared in accordance with Canadian industry standards set forth in NI 43-101 and the method of estimating the mineral resources has been verified by mining experts and the information upon which such estimates were based, was, at the time of delivery thereof, complete and accurate in all material respects and there have been no material changes to such information since the date of delivery or preparation thereof;

(20)	Environmental Laws. (i) Neither the Corporation nor any of its Subsidiaries is in material violation of any federal, state, provincial, local or foreign law or regulation relating to pollution or protection of human health or the environment (including, without limitation, ambient air, surface water, groundwater, land surface or subsurface strata) or wildlife, including without limitation, laws and regulations relating to emissions, discharges, releases or threatened releases of chemicals, pollutants, contaminants, wastes, toxic substances, hazardous substances, petroleum and petroleum products (collectively, “Materials of Environmental Concern”), or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Materials of Environmental Concern (collectively, “Environmental Laws”), which violation includes, but is not limited to, noncompliance with any permits or other governmental authorizations required for the operation of the business of the Corporation or its subsidiaries under applicable Environmental Laws, or noncompliance with the terms and conditions thereof, nor has the Corporation or any of its subsidiaries received any written communication, whether from a governmental authority, citizens group, employee or otherwise, that alleges that the Corporation or any of its Subsidiaries is in violation of any Environmental Law; (ii) there is no material claim, action or cause of action filed with a court or governmental authority, no investigation with respect to which the Corporation has received written notice, and no written notice by any person or entity alleging potential liability for investigatory costs, cleanup costs, governmental responses costs, natural resources damages, property damages, personal injuries, attorneys’ fees or penalties arising out of, based on or resulting from the presence, or release into the environment, of any Material of Environmental Concern at any location owned, leased or operated by the Corporation or any of its Subsidiaries, now or in the past (collectively, “Environmental Claims”), pending or, to the Corporation’s knowledge, threatened against the Corporation or any of its Subsidiaries or any person or entity whose liability for any Environmental Claim the Corporation or any of its Subsidiaries has retained or assumed either contractually or by operation of law; and (iii) to the best of the Corporation’s knowledge, there are no material past or present actions, activities, circumstances, conditions, events or incidents, including, without limitation, the release, emission, discharge, presence or disposal of any Material of Environmental Concern, that reasonably could result in a violation of any Environmental Law or form the basis of a potential Environmental Claim against the Corporation or any of its Subsidiaries or against any person or entity whose liability for any Environmental Claim the Corporation or any of its subsidiaries has retained or assumed either contractually or by operation of law;

(21)	Possession of Licenses and Permits. Except as disclosed in the Pricing Disclosure Package and the Prospectuses, the Corporation and the Subsidiaries possess such material permits, certificates, licenses, approvals, consents, registrations and other authorizations (collectively, “Governmental Licenses”) issued by the appropriate federal, provincial, state, local or foreign regulatory agencies or bodies or other organizations currently necessary to own, lease, exploit, use, stake or maintain the Mining Claims and to conduct the business now operated by the Corporation and the Subsidiaries. The Corporation and the Subsidiaries are in material compliance with the terms and conditions of all such Governmental Licenses. All of the Governmental Licenses are valid and in full force and effect. Neither the Corporation nor any Subsidiary has received any notice of proceedings relating to the revocation or modification of any such Governmental Licenses;

(22)	Insurance. Each of the Corporation and its Subsidiaries are insured by insurers of recognized financial responsibility with policies in such amounts and with such deductibles and covering such risks as are generally deemed prudent and customary for the business for which it is engaged including, but not limited to, policies covering real and personal property owned or leased by the Corporation and its Subsidiaries against theft, damage, destruction, acts of vandalism and earthquakes. The Corporation has no reason to believe that it or any Subsidiary will not be able (i) to renew its existing insurance coverage as and when such policies expire or (ii) to obtain comparable coverage from similar institutions as may be necessary or appropriate to conduct its business as now conducted and at a cost that does not materially exceed what is customary for companies engaged in similar businesses in similar industries;

(23)	Material Contracts. All of the material contracts and agreements of the Corporation and of the Subsidiaries (collectively the “Material Contracts”) required to be disclosed under Canadian Securities Laws have been disclosed in the Pricing Disclosure Package and the Prospectuses. Neither the Corporation nor any Subsidiary has received notification from any party claiming that the Corporation or any Subsidiary is in breach or default under any Material Contract;

(24)	No Material Change. Since December 31, 2024 and except as disclosed in the Pricing Disclosure Package and the Prospectuses, (a) there has been no material change in the condition (financial or otherwise), or in the properties, capital, affairs, prospects, operations, assets or liabilities of the Corporation and its Subsidiaries considered as one enterprise, whether or not arising in the ordinary course of business, and (b) there have been no transactions entered into by the Corporation or its Subsidiaries, other than those in the ordinary course of business, which are material with respect to the Corporation and its subsidiaries considered as one enterprise;

(25)	Absence of Proceedings. Other than as disclosed in the Pricing Disclosure Package and the Prospectuses, there is no action, suit, proceeding, inquiry or investigation before or brought by any court or governmental authority, governmental instrumentality or court, domestic or foreign, now pending or, to the knowledge of the Corporation, threatened against or affecting the Corporation or any Subsidiary. The aggregate of all pending legal or governmental proceedings to which the Corporation or any Subsidiary is a party or of which any of their respective property or assets is subject, which are not described in the Pricing Disclosure Package and the Prospectuses include only ordinary routine litigation incidental to the business, properties and assets of the Corporation and the Subsidiaries and are not material;

(26)	Absence of Defaults and Conflicts. Neither the Corporation nor any Subsidiary is in violation of its articles or by-laws or other constating documents nor in material default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease, license or other agreement or instrument to which the Corporation or any Subsidiary is a party or by which it or any of them may be bound, or to which any of the property or assets of the Corporation or the Subsidiaries is subject (collectively, “Agreements and Instruments”). The execution, delivery and performance of this Agreement, Acquisition Agreements, the Pricing Disclosure Package and the Prospectuses and the consummation of the transactions contemplated herein and therein and compliance by the Corporation with its obligations hereunder, have been duly authorized by all necessary corporate action by the Corporation, and do not and will not, whether with or without the giving of notice or passage of time or both, conflict with or constitute a breach of, or default or Repayment Event (as defined below) under, or, except as contemplated by the Acquisition Agreements, result in the creation or imposition of any lien upon any property or assets of the Corporation or the Subsidiaries pursuant to the Agreements and Instruments, nor will such action result in any violation or conflict with the provisions of the articles or by-laws or other constating documents of the Corporation or the Subsidiaries or any existing applicable law, statute, rule, regulation, judgment, order, writ or decree of any governmental authority, government instrumentality or court, domestic or foreign, having jurisdiction over the Corporation or the Subsidiaries or any of their assets, properties or operations. As used herein, a “Repayment Event” means any event or condition which gives the holder of any note, debenture or other evidence of indebtedness (or any person acting on such holder’s behalf) the right to require the repurchase, redemption or repayment of all or a portion of such indebtedness by the Corporation or the Subsidiaries;

(27)	No Disputes with Local, Native, Aboriginal or Indigenous Group. No material dispute between the Corporation or its Subsidiaries and any local, native, aboriginal or indigenous group exists or, to the knowledge of the Corporation or its Subsidiaries, is threatened or imminent;

(28)	Labour. No material labour dispute with the employees of the Corporation or the Subsidiaries currently exists or, to the knowledge of the Corporation, is imminent. Neither the Corporation nor the Subsidiaries is a party to any collective bargaining agreement and, to the knowledge of the Corporation, no action has been taken or is contemplated to organize any employees of the Corporation or the Subsidiaries;

(29)	Absence of Further Requirements. Except as noted herein, no filing with, or authorization, approval, consent, license, order, registration, qualification or decree of any court or governmental authority or agency is necessary or required for the performance by the Corporation of its obligations hereunder, or the consummation of the Offering contemplated by this Agreement except such as have been or will be obtained under Applicable Securities Laws;

(30)	Taxes. All material tax returns, reports, elections, remittances and payments of the Corporation and the Subsidiaries required by applicable law to have been filed or made in each applicable jurisdiction, have been filed or made (as the case may be), and such tax returns, reports and elections are substantially true, complete and correct in all material respects and all material taxes of the Corporation and of the Subsidiaries as of the end of the period reported on by the Financial Statements have been paid or accrued in the Financial Statements (and any such accrual is adequate to meet any assessments and related liabilities in respect of the underlying period);

(31)	No Acquisition or Disposition. The Corporation has not completed any “significant acquisition”, “significant disposition” nor is it proposing any “probable acquisitions” (as such terms are defined in NI 51-102) that would require the inclusion of any additional financial statements or pro forma financial statements in the Offering Documents pursuant to Applicable Securities Laws, including the Acquisition;

(32)	Corporation Short Form Eligible. The Corporation is eligible to file a short form prospectus in each of the Canadian Qualifying Jurisdictions pursuant to applicable Canadian Securities Laws and on the date of and upon filing of the Canadian Prospectus Supplement there will be no documents required to be filed under the Canadian Securities Laws in connection with the Distribution of the Offered Securities that will not have been filed as required;

(33)	Well-Known Seasoned Issuer. The Corporation: (i) satisfies the definition of “well-known seasoned issuer” or “WKSI” in compliance with the WKSI Blanket Orders by virtue of the fact that, as of May 31, 2023, the Corporation’s public float (as defined in each of the WKSI Blanket Orders) of outstanding listed equity securities was approximately $821,557,733; and (ii) discloses in its audited financial statements (a) gross revenue, derived from mining operations, of at least $55,000,000 for the Corporation’s most recently completed financial year; and (b) gross revenue, derived from mining operations, of at least $165,000,000 in aggregate over the Corporation’s three most recently completed financial years;

(34)	Documents. This Agreement has been duly authorized, executed and delivered by the Corporation and are a legal, valid and binding obligation of, and are enforceable against, the Corporation in accordance with their terms (subject to bankruptcy, insolvency or other laws affecting the rights of creditors generally, the availability of equitable remedies and the qualification that rights to indemnity and waiver of contribution may be contrary to public policy);

(35)	Compliance with Laws. The Corporation has fully complied with, or will by the Closing Time, fully comply with all relevant statutory and regulatory requirements required to be complied with in connection with the Offering;

(36)	No Loans. Other than as set out in the Pricing Disclosure Package and the Prospectuses, neither the Corporation nor the Subsidiaries have or, upon closing of the Acquisition, will have made any material loans to or guaranteed the material obligations of any person;

(37)	Directors and Officers. To the knowledge of the Corporation, none of the directors or officers of the Corporation are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(38)	Stock Exchange and Commission Compliance. Neither the Commission, the SEC, any other securities regulatory authority, any stock exchange nor any similar regulatory authority has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation or the use of any Offering Document and no proceedings for such purposes have been instituted or are pending or, to the knowledge of the Corporation, are contemplated;

(39)	Minute Books and Records. The minute books and records of the Corporation and the Subsidiaries made available to counsel for the Underwriters in connection with its due diligence investigation of the Corporation for the period from the respective dates of incorporation to the date hereof are all of the minute books and records of the Corporation and the Subsidiaries and contain copies of all material proceedings (or certified copies thereof or drafts thereof pending approval) of the shareholders, the directors and all committees of directors of the Corporation and the Subsidiaries, as the case may be, to the date of review of such corporate records and minute books and there have been no other meetings, resolutions or proceedings of the shareholders, directors or any committees of the directors of the Corporation and the Subsidiaries to the date hereof not reflected in such minute books and other records, other than those which have been disclosed to the Underwriters or which are not material in the context of the Corporation;

(40)	Reporting Issuer Status. As at the date hereof, the Corporation is a “reporting issuer” in each of the Canadian Qualifying Jurisdictions within the meaning of the Canadian Securities Laws in such jurisdictions and is not currently in default of any requirement of the Canadian Securities Laws of such jurisdictions and the Corporation is not included on a list of defaulting reporting issuers maintained by any of the Canadian Securities Regulators of such jurisdictions;

(41)	Use of Proceeds. The net proceeds of the Offering will be used as described in the Prospectus Supplements;

(42)	Purchase and Sales. Except for the Acquisition, neither the Corporation nor the Subsidiaries has approved, has entered into any agreement in respect of, and has any knowledge of:

(a)	the purchase of any material property or any interest therein or the sale, transfer or other disposition of any material property or any interest therein currently owned, directly or indirectly, by the Corporation whether by asset sale, transfer of shares, or otherwise;

(b)	the change of control (by sale or transfer of shares or sale of all or substantially all of the assets of the Corporation) of the Corporation; or

(c)	a proposed or planned disposition of shares by any shareholder who owns, directly or indirectly, 10% or more of the outstanding shares of the Corporation or the Subsidiaries;

(43)	Employee Plans. The Documents Incorporated by Reference disclose, to the extent required by applicable Canadian Securities Laws, each material plan for retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or otherwise contributed to, or required to be contributed to, by the Corporation for the benefit of any current or former director, officer, employee or consultant of the Corporation (the “Employee Plans”), each of which has been maintained in all material respects with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations that are applicable to such Employee Plans;

(44)	No Dividends. During the previous 12 months, the Corporation has not, directly or indirectly, declared or paid any dividend or declared or made any other distribution on any of its shares or securities of any class, or, directly or indirectly, redeemed, purchased or otherwise acquired any of its Common Shares or securities or agreed to do any of the foregoing;

(45)	No Reportable Event. There has not been a “reportable event” (within the meaning of NI 51-102) with the present auditors of the Corporation and the auditors of the Corporation have not provided any material comments or recommendations to the Corporation regarding its accounting policies, internal control systems or other accounting or financial practices that have not been implemented by the Corporation;

(46)	System of Internal Control. The Corporation maintains a system of internal control over financial reporting (as such term is defined in Rule 13a-15(f) under the U.S. Exchange Act) that complies in all material respects with the requirements of the U.S. Exchange Act and has been designed by the Corporation’s chief executive officer and chief financial officer, or under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, including IFRS, as applicable, in Canada, including but not limited to internal accounting controls sufficient to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations, (ii) transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS and to maintain asset accountability, (iii) access to assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Corporation’s internal control over financial reporting is effective. Since the end of the Corporation’s most recent audited fiscal year, there has been (A) no material weakness in the Corporation’s internal control over financial reporting (whether or not remediated) and (B) no change in the Corporation’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Corporation’s internal control over financial reporting;

(47)	System of Disclosure Control. The Corporation maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the U.S. Exchange Act) that comply with the requirements of the U.S. Exchange Act; such disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Corporation in the reports that it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Management of the Corporation assessed its disclosure controls as of December 31, 2023 and concluded such disclosure controls and procedures were effective as of December 31, 2023;

(48)	Action to Manipulate Price. Neither the Corporation nor any of the Subsidiaries, nor to the knowledge of the Corporation, any of the Corporation’s affiliates, has taken, nor will the Corporation, any Subsidiary or any such affiliate take, directly or indirectly, any action which is designed to or which has constituted, or which might reasonably be expected to cause or result in, the stabilization or manipulation of the price of any security of the Corporation in connection with the Offering;

(49)	Related Party Transactions. There are no business relationships or related-party transactions involving the Corporation or any of its subsidiaries or any other person required to be described in the Pricing Disclosure Package and the Prospectuses which have not been described as required;

(50)	Unlawful Payment. Neither the Corporation nor any of its subsidiaries nor, to the knowledge of the Corporation, any director, officer, agent, employee, affiliate or other person acting on behalf of the Corporation or any of its subsidiaries is aware of or has (i) made any unlawful contribution to any candidate for non-United States or Canadian office, or failed to disclose fully any such contribution in violation of law, or (ii) made any payment to any federal or state governmental officer or official, or other person charged with similar public or quasi-public duties, other than payments required or permitted by the laws of the United States or Canada of any jurisdiction thereof. Without limiting the generality of the foregoing, none of the Corporation, its subsidiaries or, to the knowledge of the Corporation, any director, officer, agent, employee or affiliate of the Corporation or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Canadian Corruption of Foreign Public Officials Act or the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (collectively the “Foreign Corruption Laws”), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the Foreign Corruption Laws) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the Foreign Corruption Laws; and the Corporation and each of its subsidiaries have conducted their businesses in compliance with the Foreign Corruption Laws and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith. The operations of the Corporation and each of its subsidiaries are and have been conducted at all times in compliance with applicable financial record-keeping and reporting requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada) and the U.S. Currency and Foreign Transactions Reporting Act of 1970, as amended, those of the Bank Secrecy Act of 1970, as amended, including, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (USA PATRIOT Act) and the money laundering statutes of all applicable jurisdictions, the rules and regulations thereunder (collectively, the “Money Laundering Laws”) and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Corporation or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Corporation, threatened;

(51)	Registration Under Investment Company Act of 1940. The Corporation is not and, after giving effect to the Offering and the application of the proceeds thereof as described in the Prospectus Supplements under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended;

(52)	US Sanctions. Neither the Corporation nor any of its subsidiaries, nor any director or officer of the Corporation or its subsidiaries, nor, to the knowledge of the Corporation, any agent, employee or representative of the Corporation or its subsidiaries, is currently the subject or target of any sanctions administered or enforced by the U.S. government (including, without limitation, the Office of Foreign Assets Control of the U.S. Department of Treasury (“OFAC”) or the U.S. Department of State and including, without limitation, the designation as a “specially designated national” or “blocked person”), the United Nations Security Council, the European Union, or other relevant sanctions authority (collectively, “Sanctions”), nor is the Corporation or any of its subsidiaries located, organized or resident in a country or territory that is the subject or the target of Sanctions, including, without limitation, Cuba, Iran, North Korea, Syria, Crimea, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic regions of Ukraine and the non-government controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine (each, a “Sanctioned Territory”); and the Corporation will not directly or indirectly use the proceeds of the offering of the Offered Securities hereunder, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity (i) to fund or facilitate any activities of or business with any person that, at the time of such funding or facilitation, is the subject or the target of Sanctions, (ii) to fund or facilitate any activities of or business in any Sanctioned Territory or (iii) in any other manner that will result in a violation by any person (including any person participating in the transaction, whether as agent, principal, advisor, investor or otherwise) of Sanctions. For the past five years, the Corporation and its subsidiaries have not knowingly engaged in, are not now knowingly engaged in, and will not engage in, any dealings or transactions with any person that at the time of the dealing or transaction is or was the subject or the target of Sanctions or with any Sanctioned Territory;

(53)	No Other Fees Payable. Other than the Underwriters pursuant to this Agreement, there is no person acting or purporting to act at the request of the Corporation who is entitled to any brokerage, agency, underwriting, or other fiscal advisory or similar fee in connection with the Offering;

(54)	U.S. Status. The Corporation meets the general eligibility requirements for the use of Form F-10 under the U.S. Securities Act and at the time of filing the Registration Statement and any post-effective amendment thereto, at the earliest time thereafter that the Corporation or any offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the U.S. Securities Act) of the Offered Securities and at the date hereof, the Corporation was not and is not an “ineligible issuer”, as defined in Rule 405 under the U.S. Securities Act. The Corporation has complied, to the SEC’s satisfaction, with all requests of the SEC for additional or supplemental information. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for such purpose have been initiated or are pending or, to the best of the Corporation’s knowledge are contemplated or threatened by the SEC, and any request made to the Corporation on the part of the SEC for additional information has been complied with;

(55)	Canadian Offering Documents. The Canadian Base Shelf Prospectus complied, as of the time of filing thereof, and all other Canadian Offering Documents as of the time of filing thereof will comply, in all material respects with the applicable requirements of Canadian Securities Laws; the Canadian Base Shelf Prospectus, as of the time of filing thereof, did not, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; and the Canadian Base Shelf Prospectus, as of the time of filing thereof, constituted, and all other Canadian Offering Documents, as of the time of filing thereof and as of the Closing Time and the Option Closing Time, as the case may be, will constitute, full, true and plain disclosure of all material facts relating to the Offered Securities and to the Corporation; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any Canadian Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein;

(56)	U.S. Offering Documents. As of the applicable effective date of the Registration Statement and any post-effective amendment thereto, the Registration Statement and any such post-effective amendment thereto will comply in all material respects with the U.S. Securities Act and the applicable rules and regulations of the SEC, and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein not misleading; the U.S. Preliminary Prospectus complied, as of the time of filing thereof, and the U.S. Prospectus, as of the time of filing thereof, will comply, in all material respects with the applicable requirements of U.S. Securities Laws; the U.S. Preliminary Prospectus, as of the time of filing thereof, did not, and the U.S. Prospectus, as of the time of filing thereof and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; the Pricing Disclosure Package, as of the Applicable Time, did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from any U.S. Offering Document in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein;

(57)	Issuer Free Writing Prospectuses. The Corporation (including its agents and representatives, other than the Underwriters in their capacity as such) has not prepared, used, authorized, approved or referred to and will not prepare, use, authorize, approve or refer to any Issuer Free Writing Prospectus related to the offering of the Offered Securities that is a “written communication” (as defined in Rule 405 under the U.S. Securities Act), except in accordance with Section 3 hereof. Each such Issuer Free Writing Prospectus complied in all material respects with the applicable U.S. Securities Laws, has been or will be (within the time period specified in Rule 433 under the U.S. Securities Act) filed in accordance with the U.S. Securities Act (to the extent required thereby) and, when taken together with the Pricing Disclosure Package as of the Applicable Time, each such Issuer Free Writing Prospectus, did not, and as of the Closing Date and the Option Closing Date, as the case may be, will not, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any information contained in or omitted from the any Issuer Free Writing Prospectus in reliance upon and in conformity with information furnished in writing to the Corporation by or on behalf of any Underwriter through the Lead Underwriter specifically for use therein. Each such Issuer Free Writing Prospectus did not, does not and will not include any information that conflicted, conflicts or will conflict with the information contained in the Registration Statement or the U.S. Prospectus;

(58)	Cybersecurity. Except as otherwise described in the Pricing Disclosure Package and the Prospectuses, there has been no security breach or other compromise of or relating to any of the Corporation’s or its Subsidiaries’ information technology and computer systems, networks, hardware, software, data (including the data of its respective customers, employees, suppliers, vendors and any third party data maintained by or on behalf of it), equipment or technology (collectively, “IT Systems and Data”) and the Corporation and its Subsidiaries have not been notified of, and have no knowledge of any event or condition that would reasonably be expected to result in, any material security breach or other compromise to its IT Systems and Data; the Corporation and its Subsidiaries are presently in compliance in all material respects with all applicable laws or statutes and all judgments, orders, rules and regulations of any court or arbitrator or governmental or regulatory authority, internal policies and contractual obligations relating to the privacy and security of IT Systems and Data and to the protection of such IT Systems and Data from unauthorized use, access, misappropriation or modification; the Corporation and its Subsidiaries have implemented and maintained commercially reasonable safeguards to maintain and protect its material confidential information and the integrity, continuous operation, redundancy and security of all IT Systems and Data; and the Corporation and its Subsidiaries have implemented backup and disaster recovery technology consistent with industry standards and practices;

(59)	Intellectual Property. The Corporation and its Subsidiaries own or possess the valid right to use all (i) patents, patent applications, trademarks, trademark registrations, service marks, service mark registrations, Internet domain name registrations, copyrights, copyright registrations, licenses, trade secret rights (“Intellectual Property Rights”) and (ii) inventions, software, works of authorships, trade marks, service marks, trade names, databases, formulae, know how, Internet domain names and other intellectual property (including trade secrets and other unpatented and/or unpatentable proprietary confidential information, systems, or procedures) (collectively, “Intellectual Property Assets”) necessary to conduct their respective businesses as currently conducted, and as proposed to be conducted and described in the Pricing Disclosure Package and the Prospectuses. The Corporation and its Subsidiaries have not received any opinion from their legal counsel concluding that any activities of their respective businesses infringe, misappropriate, or otherwise violate, valid and enforceable Intellectual Property Rights of any other person, and have not received written notice of any challenge, which is to their knowledge still pending, by any other person to the rights of the Corporation and its Subsidiaries with respect to any Intellectual Property Rights or Intellectual Property Assets owned or used by the Corporation or its Subsidiaries. To the knowledge of the Corporation, the Corporation and its Subsidiaries’ respective businesses as now conducted do not give rise to any infringement of, any misappropriation of, or other violation of, any valid and enforceable Intellectual Property Rights of any other person. All licenses for the use of the Intellectual Property Rights described in the Pricing Disclosure Package and the Prospectuses are valid, binding upon, and enforceable by or against the parties thereto in accordance to its terms. The Corporation has complied in all material respects with, and is not in breach nor has received any asserted or threatened claim of breach of any intellectual property license, and the Corporation has no knowledge of any breach or anticipated breach by any other person to any intellectual property license. Except as described in the Pricing Disclosure Package and the Prospectuses, no claim has been made against the Corporation alleging the infringement by the Corporation of any Intellectual Property Rights of any person. The Corporation has taken all reasonable steps to protect, maintain and safeguard its Intellectual Property Rights, including the execution of appropriate nondisclosure and confidentiality agreements. The consummation of the transactions contemplated by this Agreement will not result in the loss or impairment of or payment of any additional amounts with respect to, nor require the consent of any other person in respect of, the Corporation’s right to own, use, or hold for use any of the Intellectual Property Rights as owned, used or held for use in the conduct of the business as currently conducted;

(60)	Sarbanes-Oxley Act. The Corporation is in compliance in all material respects with all applicable effective provisions of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith; and

(61)	Acquisition Matters.

(a)	the Corporation has duly authorized, executed and delivered the Acquisition Agreements and the Acquisition Agreements constitute legal, valid and binding obligations of the Corporation, enforceable against the Corporation, in accordance with their terms subject to general qualifications;

(b)	the representations and warranties of the Corporation and the Acquisition Purchaser in the Acquisition Agreements, true copies of which have been provided to the Underwriters, are true and correct in all material respects and the Corporation is not in material breach of any of its covenants in the Acquisition Agreements; and

(c)	to the knowledge of the Corporation, the representations and warranties of any other party to the Acquisition Agreements are true and correct in all material respects as of the date hereof and such other parties are not in breach of any covenants in the Acquisition Agreements in any material respect.

Section 8               Representations, Warranties and Covenants of the Underwriters

(1)	Each Underwriter hereby severally, and not jointly, nor jointly and severally, represents and warrants to the Corporation that:

(a)	it is, and will remain so, until the completion of the Offering, appropriately registered under Applicable Securities Laws so as to permit it to lawfully fulfill its obligations hereunder; and

(b)	it has good and sufficient right and authority to enter into this Agreement and complete the transactions contemplated under this Agreement on the terms and conditions set forth herein.

(2)	The Underwriters hereby covenant and agree with the Corporation to the following:

(a)	Compliance with Securities Laws. The Underwriters will comply with applicable securities laws in connection with the offer and sale and Distribution of the Offered Securities.

(b)	Completion of Distribution. The Underwriters will use their commercially reasonable efforts to complete the Distribution of the Offered Securities as promptly as possible after the Closing Time, but in any event no later than seven (7) Business Days following the date of exercise of the Over-Allotment Option, if exercised.

(c)	Liability on Default. No Underwriter shall be liable to the Corporation under this section with respect to a default by any of the other Underwriters.

(3)	The Corporation agrees that the Underwriters are acting severally and not jointly (or jointly and severally) in performing their respective obligations under this Agreement and that no Underwriter shall be liable for any act, omission or conduct by any other Underwriter.

Section 9               Indemnification

(1)	The Corporation shall indemnify and save harmless each of the Underwriters and their respective affiliates, and their respective directors, officers, employees and agents thereof (collectively, the “Indemnified Parties” and individually an “Indemnified Party”) from and against all losses (other than losses of profits), claims, actions, suits, proceedings, damages, liabilities, costs and expenses, (including the reasonable fees and expenses of the Indemnified Parties’ counsel that may be incurred in advising with respect to or defending such claim), in any capacity under any statute or common law or otherwise insofar as such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions are suffered by, imposed upon or asserted against an Indemnified Party, and are in any way caused by, or arising directly or indirectly from, the performance of professional services rendered to the Corporation by the Indemnified Parties in connection with the Offering, or in consequence of:

(a)	(i) any information or statement, contained in any Canadian Offering Document, which at the time and in light of the circumstances under which it was made contains or is alleged to contain a misrepresentation; (ii) any untrue statement or alleged untrue statement of a material fact contained (A) in an Offering Document or in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or (B) in any other materials or information provided to investors by, or with the approval of, the Corporation in connection with the Offering, or (iii) the omission or alleged omission to state in any Offering Document, in any Issuer Free Writing Prospectus filed or required to be filed pursuant to Rule 433(d) under the U.S. Securities Act or in any other materials or information provided to investors by, or with the approval of, the Corporation in connection with the Offering, a material fact required to be stated therein or necessary to make the statements therein (in the light of the circumstances under which they were made, in the case of any prospectus) not misleading; provided, however, that the Corporation will not be liable in any such case to the extent but only to the extent that any such expenses, losses, claims, damages, liabilities, suits, proceedings, costs or actions arise out of or are based upon any such misrepresentation, untrue statement or alleged untrue statement or omission or alleged omission made therein in reliance upon and in conformity with written information furnished to the Corporation by or on behalf of any Underwriter through the Lead Underwriter expressly for use therein;

(b)	the breach of, or default under, any term, condition, covenant or agreement of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or made by the Corporation in connection with the sale of the Offered Securities or the breach of any representation or warranty of the Corporation made or contained herein or in any other document of the Corporation delivered pursuant hereto or in connection with the sale of the Offered Securities being or being alleged to be untrue, false or misleading;

(c)	any order made or inquiry, investigation or proceeding commenced or threatened by any securities regulatory authority, stock exchange or by any other competent authority or any change of law or the interpretation or administration thereof which prevents or restricts the trading in or the sale of the Corporation’s securities or the Distribution of the Offered Securities in any jurisdiction; or

(d)	the non-compliance or alleged non-compliance by the Corporation with any of the Applicable Securities Laws relating to or connected with the Distribution of the Offered Securities, including the Corporation’s non-compliance with any statutory requirement to make any document available for inspection, but excluding any non-compliance resulting from actions of an Underwriter not in compliance with Applicable Securities Laws;

provided that none of the foregoing indemnities apply if and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that the liabilities, claims, actions, suits, proceedings, losses, costs, damages or expenses resulted from the gross negligence, fraud or wilful misconduct of an Indemnified Party claiming indemnity, in which case such Indemnified Party shall promptly reimburse to the Corporation any funds advanced to the Indemnified Party in respect of such claim and the indemnity provided for in this Section 9 shall cease to apply to such Indemnified Party in respect of such claim. For greater certainty, the Corporation and the Underwriters agree that they do not intend that any failure by the Underwriters to conduct such reasonable investigation as necessary to provide the Underwriters with reasonable grounds for believing the Offering Document contained no misrepresentation shall constitute “gross negligence” or “wilful misconduct” for the purposes of this Section 9 or otherwise disentitle the Underwriters from indemnification hereunder.

(2)	If any claim contemplated by this Section 9 shall be asserted against any of the Indemnified Parties, or if any potential claim contemplated by this Section 9 shall come to the knowledge of any of the Indemnified Parties, the Indemnified Party concerned shall notify in writing the Corporation as soon as possible of the nature of such claim (provided that any failure to so notify in respect of any potential claim shall affect the liability of the Corporation under this Section 9 only to the extent that the Corporation is prejudiced by such failure). The Corporation shall, subject as hereinafter provided, be entitled (but not required) to assume the defence on behalf of the Indemnified Party of any suit brought to enforce such claim; provided that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Party, acting reasonably, and no admission of liability shall be made by the Corporation or the Indemnified Party without, in each case, the prior written consent of all the Indemnified Parties affected and the Corporation. An Indemnified Party shall have the right to employ separate counsel in any such suit and participate in the defence thereof but the fees and expenses of such counsel shall be at the expense of the Indemnified Party unless:

(a)	the Corporation fails to assume the defence of such suit on behalf of the Indemnified Party within a reasonable time after receiving notice of such suit;

(b)	the employment of such counsel has been authorized by the Corporation; or

(c)	the named parties to any such suit (including any added or third parties) include the Indemnified Party and the Corporation and the Indemnified Party and the Corporation shall have been advised in writing by counsel that representation of the Indemnified Party by counsel for the Corporation is inappropriate as a result of the potential or actual conflicting interests of those represented;

in each of cases (a), (b) or (c), the Corporation shall not have the right to assume the defence of such suit on behalf of the Indemnified Party, but the Corporation shall only be liable to pay the reasonable fees and disbursements of one firm of separate counsel for all Indemnified Parties in any jurisdiction. In no event shall the Corporation be required to pay the fees and disbursements of more than one set of counsel for all Indemnified Parties in respect of any particular claim or set of claims in one jurisdiction. No settlement may be made by an Indemnified Party without the prior written consent of the Corporation, which consent will not be unreasonably withheld.

(3)	To the extent that any Indemnified Party is not a party to this Agreement, the Underwriters hold the right and benefit of this section in trust for and on behalf of such Indemnified Party.

(4)	The Corporation shall not, without the prior written consent of the Indemnified Parties, effect any settlement or compromise of, or consent to the entry of judgment with respect to, any pending or threatened claim, investigation, action or proceeding in respect of which indemnity or contribution may be or could have been sought by an Indemnified Party hereunder unless such settlement, compromise or judgment (i) includes an unconditional release of the Indemnified Parties from all liability arising out of such claim, investigation, action or proceeding and (ii) does not include a statement as to or an admission of fault, culpability or any failure to act, by or on behalf of any Indemnified Party.

Section 10 Contribution

(1)	In order to provide for just and equitable contribution in circumstances in which the indemnity provided in Section 9 hereof would otherwise be available in accordance with its terms but is, for any reason not solely attributable to any one or more of the Indemnified Parties, held to be unavailable to or unenforceable by the Indemnified Parties or enforceable otherwise than in accordance with its terms, the Underwriters and the Corporation shall contribute to the aggregate of all claims, damages, liabilities, costs and expenses and all losses (other than losses of profits or consequential damages) of the nature contemplated in Section 9 hereof and suffered or incurred by the Indemnified Parties in proportions as is appropriate to reflect: (i) as between the Corporation and the Underwriters, the relative benefits received by the Underwriters, on the one hand (being the Underwriting Fee), and the relative benefits received by the Corporation, on the other hand (being the net proceeds of the Offering, before expenses) from the Offering; and (ii) as between the Corporation and the Underwriters, the relative fault of the Corporation, on the one hand, and the Underwriters, on the other hand; provided that the Underwriters shall not in any event be liable to contribute, in the aggregate, any amount in excess of the Underwriting Fee or any portion thereof actually received. However, no party who has been determined by a court of competent jurisdiction in a final, non-appealable judgement to have engaged in any fraud, fraudulent misrepresentation or gross negligence shall be entitled to claim contribution from any person who has not been so determined to have engaged in such fraud, fraudulent misrepresentation, gross negligence or wilful misconduct.

(2)	The rights to contribution provided in this Section 10 shall be in addition to and not in derogation of any other right to contribution which the Indemnified Parties may have by statute or otherwise at law provided that Section 10(1) of this Section 10 shall apply, mutatis mutandis, in respect of such other right.

(3)	Any party entitled to contribution will, promptly after receiving notice of commencement of any claim, action, suit or proceeding against such party in respect of which a claim for contribution may be made against the other party under this section, notify such party from whom contribution may be sought. In no case shall such party from whom contribution may be sought be liable under this Agreement unless such notice has been provided, but the omission to so notify such party shall not relieve the party from whom contribution may be sought from any other obligation it may have otherwise than under this Section 10, except to the extent such party is materially prejudiced by the failure to receive such notice. The obligations of the Underwriters to contribute pursuant to this Section 10 are several in proportion to the number of Offered Securities to be purchased by each of the Underwriters hereunder and not joint.

Section 11               Covenants of the Corporation

(1)	The Corporation covenants and agrees with the Underwriters that:

(a)	the Corporation will advise the Underwriters, promptly after receiving notice thereof, of the time when each Offering Document or Issuer Free Writing Prospectus has been filed, and will provide evidence satisfactory to the Underwriters of each such filing;

(b)	between the date hereof and the date of completion of the Distribution of the Offered Securities, the Corporation will advise the Underwriters, promptly after receiving notice or obtaining knowledge thereof, of:

(i)	the issuance by any Canadian Securities Regulators or the SEC of any order suspending or preventing the use of any of the Offering Documents or any Issuer Free Writing Prospectus, including without limitation the issuance by the SEC of any stop order suspending the effectiveness of the Registration Statement, or, to the knowledge of the Corporation, the threatening of any such order;

(ii)	the issuance by any Canadian Securities Regulators, the SEC, the TSX or the NYSE of any order having the effect of ceasing or suspending the Distribution of the Offered Securities or the trading in any securities of the Corporation, or of the institution or, to the knowledge of the Corporation, threatening of any proceeding for any such purpose; or

(iii)	any requests made by any Canadian Securities Regulators or the SEC for amending or supplementing any of the Offering Documents or any Issuer Free Writing Prospectus or for additional information;

and the Corporation will use its best efforts to prevent the issuance of any order referred to in subparagraph (b)(i) above or subparagraph (b)(ii) above and, if any such order is issued, to obtain the withdrawal thereof at the earliest possible time;

(c)	the Corporation will use its best efforts to: (i) obtain the conditional listing of the Offered Securities on the TSX by the Closing Time, subject only to the official notice of issuances; and (ii) have the Offered Securities approved for listing and admitted and authorized for trading on the NYSE by the Closing Time;

(d)	as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the U.S. Securities Act), the Corporation will make generally available to its security holders an earnings statement or statements of the Corporation and its Subsidiaries which will satisfy the provisions of Section 11(a) of the U.S. Securities Act and Rule 158 under the U.S. Securities Act; and

(e)	the Corporation will use the net proceeds from the Offering as described in the Pricing Disclosure Package and the Prospectuses.

(2)	Prior to the completion of the Distribution of the Offered Securities, the Corporation will file all documents required to be filed with or furnished to the Canadian Securities Regulators and the SEC pursuant to Applicable Securities Laws.

(3)	Except as contemplated by this Agreement, the Corporation will not, without the prior written consent of the Lead Underwriter (not to be unreasonably withheld) on behalf of the Underwriters, directly or indirectly issue, offer, pledge, sell, contract to sell, contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, lend or dispose of directly or indirectly, any Common Shares or securities or other financial instruments convertible into or having the right to acquire Common Shares or enter into any agreement or arrangement under which the Corporation would acquire or transfer to another, in whole or in part, any of the economic consequences of ownership of Common Shares, whether that agreement or arrangement may be settled by the delivery of Common Shares or other securities or cash, or agree to become bound to do so, or disclose to the public any intention to do so, during the period from the date hereof and ending 90 days following the Closing Date; provided that, notwithstanding the foregoing, the Corporation may issue (i) Common Shares issuable upon the conversion, exchange, vesting or exercise of convertible or exchangeable securities or the exercise of warrants or options or the vesting of share units outstanding on the date hereof; (ii) stock options, share units or other similar securities pursuant to the stock option plan of the Corporation, the share unit plan of the Corporation, or any other compensation arrangement; and (iii) Common Shares pursuant to the Acquisition. In addition, the Corporation shall not file a prospectus under Canadian Securities Laws or a registration statement under the U.S. Securities Act in connection with any transaction by the Corporation or any person that is prohibited pursuant to the foregoing, except as pursuant to the Offering and for registration statements on Form S-8 relating to employee benefit plans.

Section 12             All Terms to be Conditions

The Corporation agrees that the conditions contained in this Agreement will be complied with insofar as the same relate to acts to be performed or caused to be performed by the Corporation. Any breach or failure to comply with any of the conditions set out in this Agreement shall entitle the Underwriters to terminate their obligation to purchase the Offered Securities, by written notice to that effect given to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable. It is understood that the Underwriters may waive, in whole or in part, or extend the time for compliance with, any of such terms and conditions without prejudice to the rights of the Underwriters in respect of any such terms and conditions or any other or subsequent breach or non-compliance, provided that to be binding on the Underwriters any such waiver or extension must be in writing and signed by the Underwriters.

Section 13             Termination by Underwriters

(1)	Each Underwriter shall also be entitled to terminate its obligation to purchase the Offered Securities by written notice to that effect to the Corporation at or prior to the Closing Time or the Option Closing Time, as applicable, if:

(a)	there should occur any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation or a change in any material fact (other than a material fact related solely to any of the Underwriters as provided by the Underwriters in connection with and solely for the purposes of inclusion in the Offering Documents), or the Underwriters become aware of any undisclosed material information (other than information related solely to any of the Underwriters as provided by the Underwriters in connection with and solely for the purposes of inclusion in the Offering Documents), which in the opinion of an Underwriter, acting reasonably, could be expected to have a Material Adverse Effect on the market price or value of the Offered Securities;

(b)	there should develop, occur or come into effect or existence, or be announced, any event, action, state, condition or major financial occurrence, catastrophe, accident, natural disaster, public protest, war or act of terrorism of national or international consequence, or any new law, regulation or tariff or a change thereof or other occurrence of any nature whatsoever which, in the opinion of an Underwriter, acting reasonably, seriously adversely effects, or involves, or is expected to seriously adversely effect, or involve, financial markets in Canada or the United States generally or the business, operations, assets, liabilities (contingent or otherwise), capital or control of the Corporation;

(c)	there should occur or commence or be announced or threatened any inquiry, action, suit, investigation or other proceeding (whether formal or informal) or any order or ruling is issued under or pursuant to any statute of Canada or the United States or of any province or territory of Canada, or state of the United States (including, without limitation, the Commission, the securities regulatory authority in each of the other Canadian Qualifying Jurisdictions, the TSX, NYSE or the SEC) (other than any such inquiry, action, suit, investigation or other proceeding or order relating solely to any of the Underwriters), which in the reasonable opinion of an Underwriter would be expected to operate to prevent or materially restrict trading in or Distribution of the Offered Securities or would have a Material Adverse Effect on the market price or value of the Offered Securities; or

(d)	the Corporation is in breach of any term, condition or covenant of this Agreement or any representation or warranty given by the Corporation in this Agreement becomes false in any material respect.

(2)	If this Agreement is terminated by any of the Underwriters pursuant to Section 13(1), there shall be no further liability on the part of such Underwriter or of the Corporation to such Underwriter, except in respect of any liability which may have arisen or may thereafter arise under Section 9, Section 10 and Section 17.

(3)	The right of the Underwriters or any of them to terminate their respective obligations under this Agreement is in addition to such other remedies as they may have in respect of any default, act or failure to act of the Corporation in respect of any of the matters contemplated by this Agreement. A notice of termination given by one Underwriter under this Section 13 shall not be binding upon the other Underwriters.

Section 14            Closing

The closing of the purchase and sale of the Firm Shares herein provided for shall be completed at 8:00 a.m. (E.D.T.) on April 8, 2025 or such other date and/or time as may be agreed upon in writing by the Corporation and the Underwriters, but in any event not later than the date which is 42 days after the date hereof (respectively, the “Closing Time” and the “Closing Date”), at the offices of Blake, Cassels & Graydon LLP. In the event that the Closing Time has not occurred on or before the date which is 42 days after the date hereof, this Agreement shall, subject to Section 13(2) hereof, terminate.

Section 15            Conditions of Closing and Option Closing

(1)	The obligations of the Underwriters under this Agreement are subject to the accuracy of the representations and warranties of the Corporation contained in this Agreement both as of the date of this Agreement, the Closing Time and the Option Closing Time, the performance by the Corporation of its obligations under this Agreement and receipt by the Underwriters, at the Closing Time or Option Closing Time, as applicable, of:

(a)	a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from Blake, Cassels & Graydon LLP, the Corporation’s Canadian counsel, as to matters of Canadian federal and provincial law, addressed to the Underwriters and the Underwriters’ counsel, such matters to be as set out in the attached Schedule “B” subject to customary limitations, assumptions and qualifications;

(b)	a favourable legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from Dorsey & Whitney LLP, the Corporation’s U.S. counsel, addressed to the Underwriters, substantially to the effect set forth in Schedule “C” (subject to customary limitations, assumptions and qualifications), which shall be accompanied by a letter addressed to the Underwriters substantially to the effect that such counsel has participated in the preparation of the Registration Statement and the U.S. Prospectus (excluding the Documents Incorporated by Reference) and in conferences with officers and other representatives of the Corporation, representatives of the independent accountants of the Corporation, Canadian and Mexican counsel for the Corporation, counsel for the Underwriters and representatives of the Underwriters at which the contents of the Registration Statement, the U.S. Prospectus and related matters were discussed and, subject to customary qualifications, confirming that, although such counsel has not undertaken to investigate or verify independently, and does not assume responsibility for, the accuracy or completeness of the statements contained in any of them, based upon such participation (and relying as to factual matters to the extent such counsel deems reasonable on officers, employees and other representatives of the Corporation), no facts have come to such counsel’s attention which have caused such counsel to believe that the Registration Statement, at the time it became effective, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading, or that the U.S. Prospectus, as of its date and as of the Closing Date and the Option Closing Date, as applicable, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, or that the Pricing Disclosure Package, as of the Applicable Time, contained an untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, (in each case, other than the financial statements and other financial and statistical information, and the information derived from the reports of or attributed to persons named in the U.S. Prospectus under the heading “Interest of Experts”, included or incorporated by reference therein, as to which such counsel expresses no belief);

(c)	on the Closing Date and Option Closing Date, as applicable, a negative assurance letter of Skadden, Arps, Slate, Meagher & Flom LLP, addressed to the Underwriters and dated as of the Closing Date and/or the Option Closing Date, as applicable, in form and content acceptable to the Underwriters, acting reasonably;

(d)	a favourable legal opinion, dated the Closing Date and Option Closing Date, as applicable, from the Corporation’s counsel, in form and substance satisfactory to the Underwriters, regarding the Subsidiaries and the Target, with respect to the following: and (i) the incorporation and existence of each Subsidiary and the Target under the laws of its jurisdiction of incorporation, (ii) as to the registered ownership of the issued and outstanding shares of each Subsidiary and the Target, and (iii) that each Subsidiary has all requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties;

(e)	a favourable legal opinion, dated as of date or dates acceptable to the Underwriters, acting reasonably, from Cereceres Estudio Legal, S.C., the Corporation’s Mexican counsel, in form and substance satisfactory to the Underwriters, with respect to the Corporation’s right to and ownership of the Material Properties, except the Kolpa Mine;

(f)	a favourable legal opinion, dated the Closing Date and the Option Closing Date, as applicable, from the Corporation’s Peruvian counsel, in form and substance satisfactory to the Underwriters, with respect to the Target’s right to and ownership of the Kolpa Mine;

(g)	certificates or evidence of registration representing, in the aggregate, the Firm Shares (and Additional Shares, if applicable) in the name of CDS Clearing and Depository Services Inc. (“CDS”) or its nominee or in such other name(s) as the Lead Underwriter, on behalf of the Underwriters, shall have directed;

(h)	the auditor’s comfort letter dated the Closing Date and the Option Closing Date, as applicable, updating the comfort letter referred to in Section 5(4) above with such changes as may be necessary from the comfort letter delivered previously to bring the information therein forward to a date which is within two Business Days of the Closing Date and Option Closing Date, as applicable;

(i)	the Underwriting Fee paid in accordance with the ninth paragraph of this Agreement;

(j)	evidence satisfactory to the Lead Underwriter that the Offered Securities shall have been listed and admitted and authorized for trading on the NYSE and conditionally approved for listing on the TSX, subject only to the official notice of issuance;

(k)	a certificate, dated the Closing Date and the Option Closing Date, as applicable, and signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer and by the Chief Financial Officer of the Corporation, or such other officers of the Corporation as may be reasonably acceptable to the Underwriters, certifying that: (i) the Corporation has complied with all covenants and satisfied all terms and conditions hereof to be complied with and satisfied by the Corporation at or prior to the Closing Time and the Option Closing Time, as applicable; (ii) all the representations and warranties of the Corporation contained herein are true and correct as of the Closing Time and the Option Closing Time, as applicable with the same force and effect as if made at and as of the Closing Time and the Option Closing Time, as applicable, after giving effect to the transactions contemplated hereby; (iii) the Corporation is a “reporting issuer” or its equivalent under the securities laws of each of the Canadian Qualifying Jurisdictions and eligible to use the Short Form Prospectus System under NI 44-101; (iv) there has been no material change relating to the Corporation and its subsidiaries, on a consolidated basis, since the date hereof which has not been generally disclosed, except for the offering of the Offered Securities, and with respect to which the requisite material change statement or report has not been filed and no such disclosure has been made on a confidential basis; and (v) that, to the best of the knowledge, information and belief of the persons signing such certificate, after having made reasonable inquiries, no order, ruling or determination having the effect of ceasing or suspending trading in the Common Shares or any other securities of the Corporation has been issued and no proceedings for such purpose are pending or are contemplated or threatened;

(l)	at the Closing Time or Option Closing Time, as applicable, certificates dated the Closing Date or the Option Closing Date, as applicable, signed on behalf of the Corporation, but without personal liability, by the Chief Executive Officer of the Corporation or another officer acceptable to the Underwriters, acting reasonably, in form and content satisfactory to the Underwriters, acting reasonably, with respect to the constating documents of the Corporation; the resolutions of the directors of the Corporation relevant to the Offering, including the allotment, issue (or reservation for issue) and sale of the Firm Shares and Additional Shares, the grant of the Over-Allotment Option, the authorization of this Agreement, the listing of the Offered Securities on the TSX and the NYSE and transactions contemplated by this Agreement; and the incumbency and signatures of signing officers of the Corporation;

(m)	at the Closing Time, the Corporation’s directors and officers shall each have entered into lock-up agreements, substantially in the form attached hereto as Schedule “D”;

(n)	at the Closing Time or Option Closing Time, as applicable, a certificate of status (or equivalent) for the Corporation and each of the Subsidiaries dated within one (1) Business Day (or such earlier or later date as the Underwriters may accept) of the Closing Date;

(o)	evidence satisfactory to the Lead Underwriter that FINRA shall not have raised any objection with respect to the fairness and reasonableness of the underwriting terms and arrangements of the Offering; and

(p)	such other documents as the Underwriters or counsel to the Underwriters may reasonably require; and all proceedings taken by the Corporation in connection with the issuance and sale of the Offered Securities shall be satisfactory in form and substance to the Lead Underwriter and counsel for the Underwriters, acting reasonably.

Section 16            Over-Allotment Option

(1)	The Over-Allotment Option may be exercised by the Underwriters at any time, in whole or in part by delivering notice to the Corporation not later than 5:00 p.m. (E.D.T.) on the 30th day after the Closing Date, which notice will specify the number of Additional Shares to be purchased by the Underwriters and the date (the “Option Closing Date”) and time (the “Option Closing Time”) on and at which such Additional Shares are to be purchased. Such Option Closing Date may be the same as (but not earlier than) the Closing Date and will not be earlier than three Business Days nor later than five Business Days after the date of delivery of such notice (except to the extent a shorter or longer period shall be agreed to by the Corporation). Subject to the terms of this Agreement, upon the Underwriters furnishing this notice, the Underwriters will be committed to purchase, in the respective percentages set forth in Section 22, and the Corporation will be committed to issue and sell in accordance with and subject to the provisions of this Agreement, the number of Additional Shares indicated in the notice. Additional Shares may be purchased by the Underwriters only for the purpose of satisfying over-allotments made in connection with the Offering.

(2)	In the event that the Over-Allotment Option is exercised in accordance with its terms, the closing of the issuance and sale of that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option shall take place at the Option Closing Time at the offices of Blake, Cassels & Graydon LLP or at such other place as may be agreed to by the Underwriters and the Corporation.

(3)	At the Option Closing Time, the Corporation shall issue to the Underwriters that number of Additional Shares in respect of which the Underwriters are exercising the Over-Allotment Option and deposit with CDS or its nominee, if requested by the Lead Underwriter, the Additional Shares electronically through the non-certificated inventory system of CDS against payment of US$3.88 per Additional Share by wire transfer or certified cheque payable to the Corporation or as otherwise directed by the Corporation.

(4)	Concurrently with the deliveries and payment under paragraph (3), the Corporation shall pay the Underwriting Fee applicable to the Additional Shares in the manner provided in the ninth paragraph of this Agreement against delivery of a receipt for that payment.

(5)	The obligation of the Underwriters to make any payment or delivery contemplated by this Section 16 is subject to the conditions set forth in Section 15.

Section 17            Expenses

The Corporation will pay all expenses and fees in connection with the Offering, including, without limitation: (i) all expenses of or incidental to the creation, issue, sale or Distribution of the Offered Securities and the filing of the Offering Documents; (ii) the fees and expenses of the Corporation’s legal counsel; (iii) all costs incurred in connection with the preparation of documentation relating to the Offering; and (iv) the actual and accountable out-of-pocket expenses of the Underwriters and actual and accountable reasonable fees and disbursements of the Underwriters’ U.S. legal counsel to a maximum of US$165,000 and Canadian legal counsel to a maximum of $120,000 (collectively, the “Underwriters’ Expenses”). All actual and accountable reasonable fees and expenses incurred by the Underwriters, or on their behalf, shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters and shall be payable whether or not an offering is completed. At the option of the Lead Underwriter, such fees and expenses may be deducted from the gross proceeds otherwise payable to the Corporation on the closing of the Offering. In the event the Offering is not completed for any reason other than the failure by the Underwriters to comply with the terms of this Agreement or as a result to the exercise of the termination rights of the Underwriters set forth in this Agreement, the Corporation will pay the Underwriters’ Expenses, as described in this Section 17.

Section 18            No Advisory or Fiduciary Relationship

The Corporation acknowledges and agrees that (a) the purchase and sale of the Offered Securities pursuant to this Agreement, including the determination of the Offering Price of the Offered Securities and any related discounts and commissions, is an arm’s-length commercial transaction between the Corporation, on the one hand, and the several Underwriters, on the other hand, (b) in connection with the Offering and the process leading to such transaction each Underwriter is and has been acting solely as a principal and is not the agent or fiduciary of the Corporation or its shareholders, creditors, employees or any other party, (c) no Underwriter has assumed or will assume an advisory or fiduciary responsibility in favour of the Corporation with respect to the Offering or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Corporation on other matters) and no Underwriter has any obligation to the Corporation with respect to the Offering except the obligations expressly set forth in this Agreement, (d) the Underwriters and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Corporation, and (e) the Underwriters have not provided any legal, accounting, regulatory or tax advice with respect to the Offering and the Corporation has consulted its own legal, accounting, regulatory and tax advisors to the extent it deems appropriate.

Section 19            Notices

Any notice to be given hereunder shall be in writing and may be given by facsimile, email or by hand delivery and shall, in the case of notice to the Corporation, be addressed and faxed, emailed or delivered to:

Endeavour Silver Corp.
1130 - 609 Granville Street
Vancouver, British Columbia V7Y 1G5

Attention:	Libby Senez
Email:	lsenez@edrsilver.com

with a copy to (such copy not to constitute notice):

Blake, Cassels & Graydon LLP
3500 – 1133 Melville Street
Vancouver, British Columbia V6E 4E5

Attention:	Kathleen Keilty
Email:	kathleen.keilty@blakes.com

and to:

Dorsey & Whitney LLP
400 – 1400 Wewatta Street
Denver, CO 80202-5549

Attention:	Jason K. Brenkert
Email:	brenkert.jason@dorsey.com

and in the case of the Underwriters, be addressed and faxed, emailed or delivered to:

BMO Nesbitt Burns Inc.
Suite 1700 – 885 West Georgia Street
Vancouver, British Columbia V6C 3E8

Attention:	Carter Hohmann
Email:	carter.hohmann@bmo.com

and to :

TD Securities Inc.
1700 – 700 West Georgia Street
Vancouver, British Columbia V7Y 1B6

Attention:	Dorian Cochran
Email:	dorian.cochran@tdsecurities.com

and to :

Raymond James Ltd.
5400 – 40 King Street West
Toronto, Ontario M5H 3Y2

Attention:	Gavin McOuat
Email:	gavin.mcouat@raymondjames.ca

with a copy to (such copy not to constitute notice):

Borden Ladner Gervais LLP
1200 Waterfront Centre – 200 Burrard Street
Vancouver, British Columbia V7X 1T2

Attention:	Graeme D. Martindale
Email:	gmartindale@blg.com

and to:

Skadden, Arps, Slate, Meagher & Flom LLP & Affiliates
One Manhattan West
New York, NY 10001

Attention:	Ryan Dzierniejko
Email:	ryan.dzierniejko@skadden.com

The Corporation and the Underwriters may change their respective addresses for notice by notice given in the manner referred to above.

Section 20            Actions on Behalf of the Underwriters

All steps which must or may be taken by the Underwriters in connection with this Agreement, with the exception of the matters contemplated by Section 9, Section 12 and Section 13, shall be taken by the Lead Underwriter on the Underwriters’ behalf and the execution of the Agreement by the Underwriters shall constitute the Corporation’s authority for accepting notification of any such steps from, and for giving notice to, and for delivering any definitive certificate(s) representing the Offered Securities to, or to the order of, the Lead Underwriter.

Section 21            Survival

The representations, warranties, obligations and agreements of the Corporation and of the Underwriters contained herein or delivered pursuant to this Agreement shall survive the purchase by the Underwriters of the Offered Securities and shall continue in full force and effect notwithstanding any subsequent disposition by the Underwriters of the Offered Securities and the Underwriters shall be entitled to rely on the representations and warranties of the Corporation contained in or delivered pursuant to this Agreement notwithstanding any investigation which the Underwriters may undertake or which may be undertaken on the Underwriters’ behalf.

Section 22            Underwriters’ Obligations

(1)	Subject to the terms of this Agreement, the Underwriters’ obligations under this Agreement to purchase the Offered Securities shall be several and not joint and several and the liability of each of the Underwriters to purchase the Offered Securities shall be limited to the following percentages of the purchase price paid for the Offered Securities:

BMO Nesbitt Burns Inc.(1)	80.0%
TD Securities Inc.	15.0%
Raymond James Ltd.	5.0%
100.0%

(1) Sole Bookrunner. 5% work fee to BMO Nesbitt Burns Inc.

(2)	If any of the Underwriters fails to purchase its applicable percentage of the Offered Securities at the Closing Time or the Option Closing Time, as the case may be, (a “Defaulting Underwriter”) and the percentage of Offered Securities that have not been purchased by the Defaulting Underwriter represents 10% or less of the Offered Securities then the other Underwriters will be severally, and not jointly and severally, obligated to purchase, on a pro rata basis to their respective percentages as aforesaid, all but not less than all of the Offered Securities not purchased by the Defaulting Underwriter, and to receive the Defaulting Underwriter’s portion of the Underwriting Fee in respect thereof, and such non-defaulting Underwriters shall have the right, by notice to the Corporation, to postpone the Closing Date or Option Closing Date, as the case may be, by not more than three Business Days to effect such purchase. In the event that the percentage of Offered Securities that have not been purchased by a Defaulting Underwriter represents more than 10% of the aggregate Offered Securities, the other Underwriters will have the right, but will not be obligated, to purchase all of the percentage of the Offered Securities which would otherwise have been purchased by the Defaulting Underwriter; the Underwriters exercising such right will purchase such Offered Securities, if applicable, pro rata to their respective percentages aforesaid or in such other proportions as they may otherwise agree. In the event that such right is not exercised, the non-defaulting Underwriters shall be relieved of all obligations to the Corporation arising from such default. Nothing in this section shall oblige the Corporation to sell to the Underwriters less than all of the Offered Securities or relieve from liability to the Corporation any Underwriter which shall be so in default.

Section 23            Market Stabilization

In connection with the Distribution of the Offered Securities, the Underwriters (or any of them) may effect transactions which stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market, but in each case as permitted by Applicable Securities Laws. Such stabilizing transactions, if any, may be discontinued by the Underwriters at any time.

Section 24            Entire Agreement

Any and all previous agreements with respect to the purchase and sale of the Offered Securities, whether written or oral, are terminated and this Agreement constitutes the entire agreement between the Corporation and the Underwriters with respect to the purchase and sale of the Offered Securities.

Section 25            Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of British Columbia and the federal laws of Canada applicable therein.

Section 26            Time of the Essence

Time shall be of the essence of this Agreement. This Agreement may be executed in counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument.

- REMAINDER OF PAGE INTENTIONALLY BLANK -

If the foregoing is in accordance with your understanding and is agreed to by you, will you please confirm your acceptance by signing the enclosed copies of this Agreement at the place indicated and delivering the same to the Underwriters.

Yours truly,

BMO NESBITT BURNS INC.
By:	/s/ Carter Hohmann
Name: Carter Hohmann
Title: Managing Director

TD SECURITIES INC.
By:	/s/ Dorian Cochran
Name: Dorian Cochran
Title: Managing Director

RAYMOND JAMES LTD.
By:	/s/ Gavin McOuat
Name: Gavin McOuat
Title: Senior Managing Director

The foregoing is in accordance with our understanding and is accepted by us.

ENDEAVOUR SILVER CORP.
By:	/s/ Dan Dickson
Name: Dan Dickson
Title: Chief Executive Officer

SCHEDULE “A”

SUBSIDIARIES

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Owned, Directly or Indirectly, by the Corporation
Endeavour Gold Corporation, S.A. de C.V.	Mexico	100%
EDR Silver de Mexico S.A. de C.V. SOFOM ENR	Mexico	100%
Minera Plata Adelante, S.A. de C.V.	Mexico	100%
Minera Santa Cruz y Garibaldi S.A. de C.V.	Mexico	100%
Refinadora Plata Guanaceví, S.A. de C.V.	Mexico	100%
Metalúrgica Guanaceví S.A de C.V.	Mexico	100%
Mina Bolañitos S.A de C.V.	Mexico	100%
Compania Minera del Cubo S.A. de C.V.	Mexico	100%
Minas Lupycal S.A. de C.V.	Mexico	100%
Metales Intearmericanos S.A. de C.V.	Mexico	100%
Terronera Precious Metals S.A. de C.V.	Mexico	100%
Minera Pitarrilla S.A. de C.V.	Mexico	100%
Guanaceví Mining Services S.A. de C.V.	Mexico	100%
Rescursos Humanos Guanaceví S.A. de C.V.	Mexico	100%
Servicios Administrativos Varal, S.A. de C.V.	Mexico	100%
Minera Plata Carina S.P.A.	Chile	100%
Endeavour USA Holdings	USA	100%
Endeavour USA Corp.	USA	100%
MXRT Holdings Ltd.	British Columbia, Canada	100%
Endeavour Management Corp.	British Columbia, Canada	100%

A-1

SCHEDULE “B”

MATTERS TO BE ADDRESSED IN THE CORPORATION’S

CANADIAN COUNSEL OPINION

(a)	the Corporation is a “reporting issuer”, or its equivalent, in each of the Canadian Qualifying Jurisdictions and it is not listed as in default of any requirement of the Applicable Securities Laws in any of the Canadian Qualifying Jurisdictions;

(b)	the Corporation is a validly existing company and in good standing with respect to the filing of annual reports with the British Columbia Register of Companies;

(c)	the Corporation has all necessary corporate power and capacity to carry on its business as now conducted and to own, lease and operate its property and assets and the Corporation has the requisite corporate power and capacity to execute and deliver this Agreement and to carry out the transactions contemplated hereby;

(d)	the Corporation has all necessary corporate power and capacity: (i) to issue and sell the Firm Shares and the Additional Shares; and (ii) to grant the Over-Allotment Option;

(e)	the authorized and issued capital of the Corporation;

(f)	all necessary corporate action having been taken by Corporation to authorize the execution and delivery of this Agreement and the performance by the Corporation of its obligations hereunder and to authorize the issuance, sale and delivery of the Firm Shares and Additional Shares and the grant of the Over-Allotment Option;

(g)	the Offered Securities have been duly allotted and validly issued as fully paid and non-assessable Common Shares in the capital of the Corporation upon full payment therefor and the issue thereof;

(h)	all necessary corporate action has been taken by the Corporation to authorize the execution and delivery of each of the Canadian Base Shelf Prospectus, the Canadian Prospectus Supplement, any Supplementary Material and any Marketing Documents and the filing thereof with the Canadian Securities Regulators;

(i)	this Agreement has been duly executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with its terms, subject to customary limitations and qualifications including, but not limited to, bankruptcy, insolvency and other laws affecting the rights of creditors generally and subject to the qualification that equitable remedies may be granted in the discretion of a court of competent jurisdiction and that enforcement of rights to indemnity, contribution and waiver of contribution set out in this Agreement may be limited by applicable law;

B-1

(j)	the execution and delivery of this Agreement, the fulfillment of the terms thereof by the Corporation, the offering, issuance, sale and delivery of the Firm Shares and the Additional Shares and the grant of the Over-Allotment Option do not and will not conflict with any of the terms, conditions or provisions of the Notice of Articles and Articles of the Corporation, any resolutions of the shareholders or directors (or any committee thereof) of the Corporation or any applicable corporate or securities laws of British Columbia or federal laws applicable therein;

(k)	Computershare Investor Services Inc. is the duly appointed registrar and transfer agent for the Common Shares;

(l)	the attributes of the Offered Securities conform in all material respects with the description of the Offered Securities in the Canadian Prospectus;

(m)	all necessary documents have been filed, all requisite proceedings have been taken and all approvals, permits and consents of the appropriate regulatory authority in each Canadian Qualifying Jurisdiction have been obtained to qualify the distribution of the Offered Securities in each of the Canadian Qualifying Jurisdictions through persons who are registered under Applicable Securities Laws and who have complied with the relevant provisions of such applicable laws;

(n)	subject only to standard listing conditions, the Offered Securities have been conditionally listed or approved for listing on the TSX; and

(o)	as to the accuracy of the statements under the headings “Eligibility For Investment”, “Certain Canadian Federal Income Tax Considerations” and “Statutory Rights of Withdrawal and Rescission” in the Canadian Prospectus Supplement.

B-2

SCHEDULE “C”

MATTERS TO BE ADDRESSED IN THE CORPORATION’S

U.S. COUNSEL OPINION

1.             The statements in the U.S. Prospectus under the heading “Certain United States Federal Income Tax Considerations,” to the extent that they constitute summaries of United States federal law or regulation or legal conclusions, have been reviewed by such counsel and fairly summarize the matters described under that heading in all material respects subject to the limitations, qualifications, exceptions and assumptions set forth therein and in such counsel’s opinion.

2.             The Registration Statement and the U.S. Prospectus, as of their respective effective or issue times, appear on their face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act, except for the financial statements, financial statement schedules and the notes thereto and the auditor’s report thereon and other financial data, statistical data or accounting data (including XBRL data), included or incorporated by reference in or omitted from either of them, as to which such counsel need not express an opinion; and the Form F-X, as of its date, appears on its face to be appropriately responsive in all material respects to the requirements of the U.S. Securities Act and the rules and regulations of the SEC under the U.S. Securities Act.

3.             The issuance and sale of the Offered Securities by the Corporation, the execution and delivery by the Corporation of the Agreement and the performance by the Corporation of its obligations thereunder will not violate those laws, rules and regulations of the United States of America and the State of New York, in each case which in such counsel’s experience are normally applicable to the transactions of the type contemplated by the Agreement (“Applicable Law”). For purposes of such counsel’s opinion, the term “Applicable Law” will not include federal securities laws (except for the purposes of the opinion expressed in paragraph 4 below) or state securities laws, anti-fraud laws, or any law, rule or regulation that is applicable to the Corporation, the Offered Securities, the Agreement or the transactions contemplated thereby solely because such law, rule or regulation is part of a regulatory regime applicable to any party to the Agreement or any of its affiliates due to the specific assets or business of such party or such affiliate.

4.             No consent, approval, authorization or order of, or filing, registration or qualification with, any Governmental Authority, which has not been obtained, taken or made, is required by the Corporation under any Applicable Law for the issuance and sale of the Offered Securities by the Corporation, the execution and delivery by the Corporation of the Agreement and the performance by the Corporation of its obligations thereunder. For purposes of such counsel’s opinion, the term “Governmental Authority” means any executive, legislative, judicial, administrative or regulatory body of the State of New York or the United States of America.

C-1

5.             The Corporation is not and, after giving effect to the offering and sale of the Offered Securities and the application of their proceeds as described in the U.S. Prospectus under the heading “Use of Proceeds,” will not be required to be registered as an investment company under the Investment Company Act of 1940, as amended, and the rules and regulations of the SEC promulgated thereunder.

6.             The Registration Statement has become effective under the Securities Act and to our knowledge, based solely on a review of the SEC’s website, no stop order suspending the effectiveness of the Registration Statement has been issued by the SEC.

7.             Assuming due authorization, execution and delivery of the Underwriting Agreement under the laws of the Province of British Columbia and the federal laws of Canada applicable therein, the Underwriting Agreement has been duly executed and delivered by the Corporation, to the extent such execution and delivery are governed by the laws of the State of New York.

8.             The Offered Securities are duly listed, and admitted and authorized for trading on the New York Stock Exchange.

9.             To our knowledge, no person or entity has the right to require registration of Common Shares or other securities of the Corporation because of the filing or effectiveness of the Registration Statement or otherwise.

C-2

SCHEDULE “D”

FORM OF LOCK-UP AGREEMENT

______________, 2025

BMO Nesbitt Burns Inc.

TD Securities Inc.

Raymond James Ltd.

Re: Endeavour Silver Corp. - Lock-Up Agreement

The undersigned, a director or officer of Endeavour Silver Corp. (the “Corporation”), understands that BMO Nesbitt Burns Inc. (the “Lead Underwriter”), TD Securities Inc. and Raymond James Ltd. (together with the Lead Underwriter, the “Underwriters” and each individually, an “Underwriter”) have entered into an underwriting agreement with the Corporation providing for a public offering in Canada and the United States (the “Offering”) of common shares of the Corporation. The undersigned also acknowledges that the Underwriters have requested that the undersigned enter into this agreement as a condition of completion of the Offering and that, in consideration of the Offering and for other good and valuable consideration, the receipt and sufficiency of which are hereby expressly acknowledged by the undersigned, the undersigned has agreed to enter into this agreement (the “Lock-Up Agreement”) in favour of the Underwriters.

The undersigned represents and agrees that during the period beginning from the date hereof and ending 90 days from the closing date of the Offering (the “Lock-Up Period”), he, she or it shall not (and shall cause its affiliates not to) directly or indirectly, offer, sell, contract to sell, transfer, assign, pledge, grant any option to purchase, make any short sale or otherwise dispose of or monetize any common shares of the Corporation, or any options or warrants to purchase any common shares of the Corporation, or any securities convertible into, exchangeable for, or that represent the right to receive, common shares of the Corporation, now owned directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned has beneficial ownership as set out in Appendix “1” attached hereto (collectively, the “Undersigned’s Securities”), or subsequently acquired, directly or indirectly by the undersigned, or under control or direction of the undersigned or with respect to which the undersigned acquires beneficial ownership (together with the Undersigned’s Securities, the “Locked-up Securities”) or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities (regardless of whether any such arrangement is to be settled by the delivery of securities of the Corporation, securities of another person, cash or otherwise) or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

Notwithstanding the foregoing, the undersigned may offer, sell, contract to sell, transfer, assign, pledge, grant an option to purchase, make any short sale or otherwise dispose of any of the Locked-up Securities, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of the Locked-up Securities, whether directly or indirectly, during the Lock-Up Period:

1.	with the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld;

2.	without the consent of the Lead Underwriter, in order for the undersigned to sell, transfer or tender the Locked-up Securities (or any of them) to a bona fide take-over bid made to all holders of common shares of the Corporation or in connection with a merger, business combination, arrangement, consolidation, reorganization, restructuring or similar transaction (a “reorganization”) involving the Corporation; provided, however, that in such case it shall be a condition of the sale, transfer or tender that if such take-over bid or reorganization is not completed during the Lock-Up Period, any Locked-up Securities subject to this Lock-Up Agreement shall remain subject to the restrictions herein;

3.	without the consent of the Lead Underwriter, where the undersigned exercises any convertible securities or receives any common shares pursuant to the settlement of vested share units, and where the undersigned sells or transfers any such underlying securities issued by the Corporation on such exercise or settlement to cover the cost of exercise or any applicable withholding tax obligations, provided that the remaining underlying securities issued by the Corporation on such exercise or settlement remain part of the Locked-up Securities for the purposes of this Lock-Up Agreement; and

4.	without the consent of the Lead Underwriter, directly or indirectly, (A) pursuant to gifts and transfers by will or intestacy and (B) pursuant to transfers to (i) the undersigned’s members, partners, affiliates, associates or immediate family or (ii) a trust or Registered Retirement Savings Plan, the beneficiaries of which are the undersigned and/or members of the undersigned’s immediate family; provided in each such case that, as a pre-condition to (A) and (B) the donee or transferee agrees in writing to be bound by the foregoing in the same manner as it applies to the undersigned. “Immediate family” shall mean spouse, lineal descendants, father, mother, brother or sister of the transferor and father, mother, brother or sister of the transferor’s spouse.

The undersigned understands that the Corporation and the Underwriters are relying upon this Lock-Up Agreement in proceeding toward consummation of the Offering. The undersigned further understands that this Lock-Up Agreement is irrevocable and shall be binding upon the undersigned’s legal representatives, successors, and assigns, and shall enure to the benefit of the Corporation, the Underwriters and their legal representatives, successors and assigns. This Lock-Up Agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the parties hereto hereby agree to attorn to the non-exclusive jurisdictions of the court of the Province of British Columbia in connection with any dispute or claim hereunder.

DATED this ____day of ______________, 2025

[NAME OF SHAREHOLDER]

Per:
Name:
Title:
I have authority to bind the Corporation.

Appendix “1” to the Lock-Up Agreement

UNDERSIGNED’S CURRENT SECURITY HOLDINGS OF
ENDEAVOUR SILVER CORP.

The undersigned hereby confirms that the undersigned owns, directly or indirectly, or has control or direction over the following securities of the Corporation:

SCHEDULE “E”

Pricing Terms included in the Pricing Disclosure Package

Number of Firm Shares Offered by the Corporation: 11,600,000

Number of Additional Shares Offered by the Corporation: 1,285,000

Public Offering Price per Offered Security: US$3.88

Underwriting Commission per Offered Security: 5%

Date of Delivery of Firm Shares: April 8, 2025

Issuer Free Writing Prospectuses

Investor presentation, dated April 1, 2025, filed as a free-writing prospectus.

Term sheet dated April 1, 2025, filed as a free-writing prospectus.

Revised term sheet dated April 1, 2025, filed as a free-writing prospectus.

News release of the Company dated April 1, 2025, announcing the Offering, filed as a free-writing prospectus.

News release of the Company dated April 1, 2025, announcing an increase in the previously announced size of the Offering, filed as a free-writing prospectus.

E-1